FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1         Notice of Annual and Special Meeting of Shareholders and Information Circular

99.2         Form of Proxy

99.3            Annual Report

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause its actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are out of the Company’s control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on From 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 08, 2013

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

Exhibit 99.1 Notice of Annual and Special Meeting of Shareholders and Information Circular

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200,

Spokane, WA  99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of Class A common shares and Class B common shares (collectively, the, “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington, USA, on June 11, 2013 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)       To elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2)       To appoint PricewaterhouseCoopers LLP as independent auditors of the Company and to authorize the directors of the Company to fix their remuneration;

3)       To receive the financial statements of the Company for the year ended December 31, 2012, together with the report of the auditors thereon;

4)       To re-approve the Company’s 2012 Equity Incentive Plan; and

5)       To conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068.  Proxies must be received not later than the close of business one business day immediately preceding the Meeting or any adjournment or postponement thereof.  A form of proxy, proxy statement/information circular, supplemental mailing list return card and a copy of the Company’s Annual Report accompany this Notice of Annual and Special Meeting of Shareholders.  The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

This Notice of Annual and Special Meeting of Shareholders, the Annual Report and Supplemental Mailing List Return Card are being mailed or made available to Shareholders entitled to vote at the Annual and Special Meeting, on or about May 7, 2013.

The Board of Directors has fixed the close of business on April 22, 2013 as the record date for the determination of Shareholders entitled to notice of the meeting and any adjournment or postponement thereof.

DATED this 2nd day of May, 2013

BY ORDER OF THE DIRECTORS

Rockne J. Timm

Chief Executive Officer

GOLD RESERVE INC.

 MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, the 11th day of June, 2013 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders.  The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company.  Employees will not receive any extra compensation for such activities.  The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies.  The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting.  The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 2nd day of May, 2013.

The Notice of Annual and Special Meeting of Shareholders, Circular and Annual Report are also available for review on the Company’s website at www.goldreserveinc.com and www.sedar.com under the Company’s profile.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company.  A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company.  To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Trust Company N.A., P.O. Box 43102, Providence, RI 02940-5068 not later than the close of business one business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting.  In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201 not later than the close of business one business day preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such choice being specified, such shares will be voted “for” the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting.  If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the shares that they represent on those matters as recommended by management.  If management does not make a recommendation, then they will vote in accordance with their best judgment.  At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A common shares (each, a “Class A Share”) and Class B common shares (each, a “Class B Share”).  Unless otherwise noted, references to Common Shares in this Circular include both Class A Shares and Class B Shares. Holders of Common Shares (collectively, the “Shareholders”) are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof.  As of April 22, 2013 there were 72,496,713 issued and outstanding Class A Shares and 500,236 issued and outstanding Class B Shares for a total of 72,996,949 Common Shares outstanding

The Company has set the close of business on April 22, 2013 as the record date for the Meeting.  The Company will prepare a list of Shareholders of record at such time.  Shareholders will be entitled to vote the Common Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of April 22, 2013, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Common Shares were:

Shareholder Name and Address	Number of Common Shares Held	Percentage of Common Shares Issued (2)

Steelhead Partners, LLC 1301 First Avenue, Suite 201 Seattle, WA 98101	19,667,244 (1)	26.94%
(1)

The number of Common Shares held is based on publicly available information filed with the Securities and Exchange Commission (the “SEC”) by Steelhead Partners, LLC on December 14, 2012. In addition, Steelhead Partners, LLC also holds approximately $16,236,000 of outstanding 5.5% convertible notes due 2014 which may be converted into 4,059,000 Class A Shares.

(2)	Based on the number of shares outstanding on April 22, 2013.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy.  Except as may otherwise be stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on April 22, 2013 or the persons they designate as their proxies are permitted to vote at the Meeting.  In many cases, however, the Common Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Annual and Special Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them.  Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders.  Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)                be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy.  In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)               be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.  Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own.  Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name, or such other person’s name, in the blank space provided.  Non-registered holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of 3 and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board.  The Company’s Board presently consists of seven members.

The Board held seven formal meetings during 2012 at which attendance, in person or by phone, averaged 96%.  Various matters were considered and approved by written resolution during the year. The Board also held several informal meetings throughout the year.  Messrs. Timm, Belanger, Geyer, McChesney, and Mikkelsen attended all seven of the formal meetings; Mr. Potvin and Mr. Coleman each attended six of the seven formal meetings.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected.  All of the current directors’ terms expire on the date of the Meeting and it is proposed by management that each of them be re-elected to serve until the next annual meeting of Shareholders, or until their qualified successors are elected, unless they resign or are removed from the Board in accordance with the by-laws of the Company.

Shareholders can vote for all of the directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

Management recommends that you vote FOR the election of each of the directors.

The following information with respect to the business experience of nominees for election to the Board has been supplied by the director or obtained from the Company’s current records.

Name and Place of Residence	Principal Occupation	Director of Gold Reserve Inc. since
Rockne J. Timm Spokane, Washington USA	Mr. Timm’s principal occupation is Chief Executive Officer of the Company, a position he has held since 1988. Mr. Timm has also served as President and Chairman of the Board from 1988 until January 2004. Mr. Timm is Chairman of the Executive Committee. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and he is President and director of Great Basin Energies, Inc. since 1981 and MGC Ventures, Inc. since 1989.	1984
A. Douglas Belanger Spokane, Washington USA	Mr. Belanger’s principal occupation is President of the Company, a position he has held since January 2004. Mr. Belanger has also served as Executive Vice President from 1988 through January 2004. He has been a director and executive officer of the Company’s Venezuelan and other subsidiaries since 1992 and is Executive Vice President and director of Great Basin Energies Inc. since 1984 and MGC Ventures, Inc. since 1997.	1988
James P. Geyer Spokane, Washington USA	Mr. Geyer’s principal occupation is Vice President, North America for Stonegate Agricom Ltd. and President of Paris Hills Agricom Inc. (a subsidiary of Stonegate Agricom Ltd.). Mr. Geyer is also a director and member of the environmental, health and safety committee and audit committee of Thompson Creek Metals Company Inc. Mr. Geyer held the position of Senior Vice President of the Company from January 1997 to August of 2010.	1997
James H. Coleman, Q.C. Calgary, Alberta Canada	Mr. Coleman’s principal occupation is Senior Partner with the law firm of Norton Rose Canada LLP. He is also a director of Great Basin Energies Inc. since 1996, MGC Ventures, Inc. since 1997; Energold Drilling Corp. since 1994, Sulliden Exploration, Inc. since 2005, and Petrowest Corporation since 2012. Mr. Coleman has been Chairman of the Company since 2004.	1994
Patrick D. McChesney Spokane, Washington USA	Mr. McChesney’s principal occupation is chief financial officer of Foothills Auto Group, an automobile dealership group based in Spokane, Washington, a position he has held since 2005. Mr. McChesney is a director of Great Basin Energies, Inc. since 2002 and MGC Ventures, Inc. since 1989.	1988
Chris D. Mikkelsen Spokane, Washington USA	Mr. Mikkelsen is a certified public accountant and since 1976, Mr. Mikkelsen’s principal occupation has been as a principal in the certified public accounting firm of McDirmid, Mikkelsen & Secrest, P.S., based in Spokane, Washington. He has been a director of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997.	1997
J.C. Potvin Toronto, Ontario Canada	Mr. Potvin’s principal occupation is as a director and President of Flemish Gold Corp. He is also a director and President of BRC Minerals Ltd., a company exploring for iron and gold in northeastern Brazil. Mr. Potvin currently serves on the audit and compensation committees.	1993

Other Executive Officers

Robert A. McGuinness, - Vice President of Finance, Chief Financial Officer

Mr. McGuinness’ principal occupation with the Company is as Vice President of Finance since March 1993 and Chief Financial Officer since June 1993.  He also serves as Vice President of Finance, Chief Financial Officer and Treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc.  Mr. McGuinness resides in Spokane, Washington, USA.

Mary E. Smith, - Vice President of Administration and Secretary

Ms. Smith’s principal occupation with the Company is as Vice President of Administration since January 1997 and Secretary since June 1997.  She also serves as Vice President of Administration and Secretary of Great Basin Energies Inc. and MGC Ventures, Inc. Ms. Smith resides in Spokane, Washington, USA.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)  was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company or any personal holding company of such person has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or, (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Security Ownership of Management

The following table discloses the number and percentage of the Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each director and executive officer named in the Circular and by all directors and officers as a group, as of the date of this Circular.

Name of Beneficial Owner	Amount (1)	Percent of Class
Rockne J. Timm (2) (3) Washington, USA Chief Executive Officer and Director	2,188,164	2.9%
A. Douglas Belanger (2) (3) Washington, USA President and Director	2,380,181	3.2%
James P. Geyer Washington, USA Director	679,437	*
James H. Coleman, Q.C. (2) (3) Alberta, Canada Non-Executive Chairman and Director	541,836	*
Patrick D. McChesney (2) (3) Washington, USA Director	381,493	*
Chris D. Mikkelsen (2) (3) Washington, USA Director	669,377	*
Jean Charles Potvin Ontario, Canada Director	505,940	*
Robert A. McGuinness (2) (3) Washington, USA Vice President Finance and CFO	527,339	*
Mary E. Smith (2) (3) Washington, USA Vice President Administration and Secretary	482,927	*
Directors and officers as a group	8,356,694	10.3%

*Indicates less than 1%

(1)   Includes Common Shares issuable pursuant to options exercisable as of the date of this Circular or exercisable within 60 days of the date of this Circular as follows: Mr. Timm 975,760; Mr. Belanger 920,586; Mr. Geyer 325,836; Mr. Coleman 268,336; Mr. McChesney 243,336; Mr. Mikkelsen 238,336; Mr. Potvin 268,336; Mr. McGuinness 381,168; and Ms. Smith 308,000.  The number includes direct ownership of Common Shares as follows:  Mr. Timm 1,212,404 shares; Mr. Belanger 1,459,595 shares; Mr. Geyer 353,601 shares; Mr. Coleman 273,500 shares; Mr. McChesney 138,157 shares; Mr. Mikkelsen 431,041 shares; Mr. Potvin 237,604 shares; Mr. McGuinness 146,171 shares; and Ms. Smith 174,927 shares.

(2)   Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 0.7% of the outstanding Common Shares. The foregoing individuals beneficially own 17.5%, 11.2%, 4.2%, 2.7%, 2.3%, 1.3%, and 1.2%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc. and such Common Shares are not included in this total.

(3)   Messrs. Timm, Belanger, Coleman, McChesney, Mikkelsen, McGuinness, and Ms. Smith are directors and/or officers of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.4% of the outstanding Common Shares. The foregoing individuals beneficially own 18.4%, 18.6%, 7.5%, 5.6%, 4.0%, 1.9%, and 1.5%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc. and such Common Shares are not included in this total.

The following table represents the Directors and the committees on which they serve.

Director	Executive Committee	Audit Committee	Compensation Committee	Nominating Committee
Rockne J. Timm	Chair
A. Douglas Belanger	X
James P. Geyer
James H. Coleman, Q.C.	X			X
Patrick D. McChesney		X	X
Chris D. Mikkelsen		Chair	Chair	X
Jean Charles Potvin		X	X	X

The persons named in the accompanying form of proxy intend to vote for the election of these nominees as directors unless otherwise directed.  Management does not contemplate that the nominees will be unable to serve as directors.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

Item 2 – Appointment of Independent Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2013 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.  Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

Management recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Item 3 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2012 (the “Financial Statements”) and the report of the Company’s independent auditors Financial Statements are included in the Annual Report and will be submitted at the Meeting. Copies of the Financial Statements can also be obtained on www.sec.gov and www.sedar.com.  Shareholders are not being asked to vote on the receipt of the Financial Statements.

Item 4 – Re-approval of the Company’s 2012 Equity Incentive Plan

At the Meeting, Shareholders are being asked to consider and, if deemed advisable, pass an ordinary resolution re-approving the Company’s 2012 Equity Incentive Plan (the “2012 Plan”) for the ensuing year.  The 2012 Plan provides for the issuance of up to 10% of the outstanding Common Shares of the Company on a rolling basis, through the grant of stock options.  The TSX Venture Exchange (“TSXV”) requires all listed companies with a 10% rolling stock option plan to obtain annual shareholder approval.

The terms of the 2012 Plan are described in this Circular (see “Incentive Plans – 2012 Plan”).

The 2012 Plan was adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permits the grant of stock options, which are exercisable for Class A Shares of the Company. The 2012 Plan was previously approved by shareholders of the Company on June 27, 2012.

Securities Authorized for issuance under Equity Compensation Plans

The following table sets forth certain information regarding the 2012 Plan as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under 2012 Plan
2012 Equity Incentive Plan approved by Shareholders	6,753,188	$1.59	517,983
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	6,753,188		517,983

As of the date of this Circular, options for the purchase of 6,467,948 Class A Shares remained outstanding under the 2012 Plan and 831,747 remained available to grant.

Shareholder Approval

At the Meeting, Shareholders will be requested to consider and vote on the ordinary resolution to re-approve the 2012 Plan as follows:

“Resolved, that:

1.        the Company’s 2012 Plan is hereby re-approved; and

   2.    any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

To be effective, the resolution must be passed by at least a majority of the votes cast at the Meeting  The persons named in this enclosed form of proxy intend to vote at the Meeting in favor of this resolution.

If the resolution is not passed, the 2012 Plan will no longer be effective and the board of directors of the Company will be required to determine alternate means of compensation for certain of its directors, officers, consultants and/or employees.  Outstanding awards pursuant to the 2012 Plan will then continue to be honored by the Company.

If you complete and return the attached form of proxy, your representative at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the re-approval of the 2012 Plan unless you specifically direct that your vote be withheld.

The Board has determined that the re-approval of the 2012 Plan is in the best interest of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such re-approval.

EXECUTIVE COMPENSATION

The disclosure that follows has been prepared in accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Corporation’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to certain of the Corporations’ senior officers, being the four identified named executive officers (the “NEOs”) during the Corporation’s most recently completed financial year, being the year ended December 31, 2012.  The NEOs who are the focus of this CD&A and who appear in the executive compensation tables of this Circular are: A. Douglas Belanger, President; Robert A. McGuinness, Vice President Finance and Chief Financial Officer (the “CFO”); Rockne J. Timm, Chief Executive Officer (the “CEO”); and Mary E. Smith, Vice President Administration and Secretary.

Compensation Committee

The Company’s compensation program was administered during 2012, and has and will continue to be administered in 2013, by the Compensation Committee of the Board (the “Compensation Committee”), composed of Mr. Mikkelsen, Mr. Potvin and Mr. McChesney.  The Compensation Committee met six times during 2012.  While serving on the Compensation Committee, each of the members attended all six meetings.  All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Board had determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under SEC rules. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the NEOs. The Compensation Committee approves the cash and equity-based compensation of the NEOs and submits such approvals to the full Board for ratification.  The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation.  The Board has complete discretion over the amount and composition of each NEO’s compensation.  Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each NEO that is a member of the Board were administered by the Compensation Committee.

The Company currently does not anticipate making any significant changes to its compensation policies and practices in 2013 except for the elimination of the granting of restricted stock awards pursuant to TSXV requirements.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

The following objectives are considered in setting the compensation programs for the NEOs:

•                     Set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies; and

•                     Encourage stock holdings to align the interests of the NEOs with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

The Company encourages NEOs to own shares of the Company however there currently is no policy requiring officer or director ownership.

The Compensation Committee has considered the risk implications of the Company’s compensation policies and practices and has concluded that there is no appreciable risk associated with such policies and practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. Furthermore, although the Company does not have in place any specific prohibitions preventing a NEO or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of options or other equity securities of the Company granted in compensation or held directly or indirectly, by the NEO or director, the Company is unaware of the purchase of any such financial instruments by any NEO or director.

During 2012, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles.

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, NEOs may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience, similar size mining projects, small to medium size producing companies and other development stage mining companies with large mining projects.  The companies considered in our internal survey were:

Coeur d’Alene Mines Corporation	Copper Mountain Mining Corporation
Gabriel Resources Ltd.	Gran Columbia Gold
Hecla Mining Company	International Tower Hill Mines Ltd.
Lydian International Limited	Midas Gold
Mines Management, Inc.	NovaGold Resources Inc.
Revett Minerals Inc.	Rusoro Mining Ltd.
Sandspring Resources Ltd.	St. Augustine Gold and Copper Limited

All of the participants of the internally generated survey are listed on the NYSE MKT, the Toronto Stock Exchange, or TSXV.  The Company believes that the survey is a very good representation of average salaries paid to officers with similar levels of experience with comparable mining companies and therefore a good basis on which to make comparisons..  The data was obtained from publicly available information.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary.  The administration of the program requires the Compensation Committee to review annually the base salary of each NEO and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards. In addition, the Compensation Committee annually determines the contribution to the KSOP Plan for allocation to individual participants.  Participation in and contributions to the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan.  See “Incentive Plans – KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the Chief Executive Officer based on the same factors listed above that are used in determining the base salaries for the other NEOs.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s Chief Executive Officer, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The determination of the Chief Executive Officer’s compensation in 2012 was based on an internal survey of other companies previously listed, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.

Other NEO’s Compensation

In determining the compensation of the other NEOs, the compensation during 2012 was also based on an internal survey of other companies, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.  Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains Change of Control Agreements with each of the NEOs which were implemented by the Board to induce the NEOs to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. A “Change of Control” means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. Change of Control benefits become payable under the terms of the Change of Control agreements if, within 12 months following a Change of Control, the employee’s employment is terminated by the Company or the surviving or successor entity without cause or the employee voluntarily terminates his/her employment for reasons specified under the respective Change of Control Agreement. Such reasons include a substantial alteration in the nature or status of employment responsibilities or a reduction in compensation or benefits.

The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and their continued employment is important to resolve the dispute with Venezuela. The Board believes that the loss of their continued services could have a detrimental impact on the successful outcome of the arbitration, the potential settlement of the dispute with Venezuela, and the successful sale of assets associated with the Brisas Project.

See “Termination and Change of Control Benefits”.

SUMMARY COMPENSATION TABLE

The following table discloses the compensation paid or granted by the Company to the NEOs for each of the fiscal years ended December 31, 2012, 2011 and 2010.

The amounts related to the Option-based awards and the Share-based awards (which are no longer allowed under TSXV regulations) do not necessarily represent the value of the shares when vesting occurs, the value of the options when exercised, or value the employee may realize from the sale of the shares.

Name and Principal Position	Year	Salary $	Share-based Awards	Option-based Awards	Non-equity Incentive plan compensation		Pension value $	All Other Compensation $	Total Compensation $
			$	$	Annual incentive plans	Long-term incentive plans
Rockne J. Timm Chief Executive Officer	2012	300,000	303,000 (1)	478,842 (3)	n/a	n/a	n/a	100,000 (5)	1,181,842
	2011	300,000	-	669,023 (4)	n/a	n/a	n/a	50,384 (6)	1,019,407
	2010	300,000	181,000 (2)	-	n/a	n/a	n/a	24,500 (7)	505,500

Robert A. McGuinness Vice President Finance and CFO	2012	180,000	227,250 (1)	136,117 (3)	n/a	n/a	n/a	70,000 (5)	613,367
	2011	180,000	-	264,821 (4)	n/a	n/a	n/a	39,422 (6)	484,243
	2010	180,000	126,700 (2)	-	n/a	n/a	n/a	24,500 (7)	331,200

A. Douglas Belanger President	2012	270,000	303,000 (1)	456,966 (3)	n/a	n/a	n/a	92,500 (5)	1,122,466
	2011	270,000	-	634,178 (4)	n/a	n/a	n/a	51,711 (6)	955,889
	2010	270,000	171,950 (2)	-	n/a	n/a	n/a	24,500 (7)	466,450

Mary E. Smith Vice President Administration and Secretary	2012	119,000	181,800 (1)	131,256 (3)	n/a	n/a	n/a	54,750 (5)	486,806
	2011	119,000	-	234,158 (4)	n/a	n/a	n/a	35,932 (6)	389,090
	2010	119,000	108,600 (2)	-	n/a	n/a	n/a	19,726 (7)	247,326

(1)     For Share-based awards granted in 2012, the amount represents the aggregate grant date fair value computed by multiplying the number of shares granted with the grant date fair value of $3.03 per share, the price of the Common Shares on the grant date of January 30, 2012.  The number of shares granted to each NEO was as follows: Mr. Timm, 100,000; Mr. McGuinness, 75,000; Mr. Belanger, 100,000; and Ms. Smith, 60,000.

(2)     For Share-based awards granted in 2010, the amount represents the aggregate grant date fair value computed by multiplying the number of shares granted with the grant date fair value of $1.81 per share, the price of the Common Shares on the grant date of December 22, 2010. The number of shares granted to each NEO was as follows: Mr. Timm, 100,000; Mr. McGuinness, 70,000; Mr. Belanger, 95,000; and Ms. Smith, 60,000.

(3)     On January 30, 2012, the Company granted options to the NEOs as follows:  Mr. Timm, 394,000; Mr. McGuinness, 112,000; Mr. Belanger, 376,000; and Ms. Smith, 108,000; with an exercise price of $2.89 per share.  The fair value of these options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards (“Black-Scholes”) with the following assumptions: a 2.9 year expected term; expected volatility of 65%; risk free interest rate of 0.29% per annum; and a dividend rate of 0%.  The weighted average grant date fair value of the options granted during 2012 was calculated at approximately $1.22.  The options vested as follows:  34% immediately, 33% on July 30, 2012, and 33% on January 30, 2013.

(4)     On January 3, 2011, the Company granted options to the NEOs as follows:  Mr. Timm, 480,000; Mr. McGuinness, 190,000; Mr. Belanger, 455,000; and Ms. Smith, 168,000; with an exercise price of $1.82 per share.  The fair value of these options at the date of grant was estimated using Black-Scholes with the following assumptions: a 4.7 year expected term; expected volatility of 107%; risk free interest rate of 1.88% per annum; and a dividend rate of 0%.  The weighted average grant date fair value of the options granted during 2011 was calculated at approximately $1.39.  The options vest in 25% increments over a three year period on January 3, 2011, December 1, 2011, December 1, 2012, and December 1, 2013.

(5)     Represents the Company’s contribution of $25,000 to each of the NEOs in the form of cash allocated to the KSOP Plan for 2012 and a payment of a waiver of Change of Control Rights in connection with the restructuring of the 5.5% convertible notes due 2022 approved by the Shareholders on June 27, 2012 as follows:  Mr. Timm $75,000; Mr. McGuinness $45,000; Mr. Belanger $67,500; and Ms. Smith $29,750.

(6)     Represents the Company’s contribution of $32,499 in the form of cash and stock allocated to the KSOP Plan in 2011 for each NEO and a cash bonus as follows:  Mr. Timm, $17,885; Mr. McGuinness, $6,923; Mr. Belanger, $19,212; and Ms. Smith $3,433.

(7)     Represents Company’s contribution in the form of cash allocated to the KSOP Plan for 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares, some of which were previously unvested (the “Formerly Restricted Shares”) granted to the NEOs outstanding as at December 31, 2012.

		Option-based Awards				Stock-based Awards
Name	Grant Date	Number Of securities underlying unexercised options #	Option exercise price $	Option expiration date	Value of Unexercised in-the-money options (1) $	Number of shares or units of shares that have not vested (2) #	Market or payout value of share-based awards that have not vested (3) (4) $	Market or payout value of share-based awards not paid out or distributed $
Rockne J. Timm Chief Executive Officer	12/5/2008	245,000	0.29	12/5/2013	739,900.00	-	-	-
	3/18/2009	66,000	0.73	3/18/2014	170,280.00	-	-	-
	1/3/2011	480,000	1.82	1/3/2016	715,200.00	-	-	-
	1/30/2012	394,000	2.89	1/30/2017	165,480.00	-	-	-
	1/30/2012	-	-	-	-	50,000	165,500.00	-
	Total	1,185,000			1,790,860.00	50,000	165,500.00	-

Robert A. McGuinness Vice President Finance and CFO	12/5/2008	81,668	0.29	12/5/2013	246,637.36	-	-	-
	3/18/2009	45,000	0.73	3/18/2014	116,100.00	-	-	-
	1/3/2011	190,000	1.82	1/3/2016	283,100.00	-	-	-
	1/30/2012	112,000	2.89	1/30/2017	47,040.00	-	-	-
	1/30/2012	-	-	-	-	37,500	124,125.00	-
	Total	428,668			692,877.36	37,500	124,125.00	-

A. Douglas Belanger President	12/5/2008	213,336	0.29	12/5/2013	644,274.72	-	-	-
	3/18/2009	65,000	0.73	3/18/2014	167,700.00	-	-	-
	1/3/2011	455,000	1.82	1/3/2016	677,950.00	-	-	-
	1/30/2012	376,000	2.89	1/30/2017	157,920.00	-	-	-
	1/30/2012	-	-	-	-	50,000	165,500.00	-
	Total	1,109,336			1,647,844.72	50,000	165,500.00	-

Mary E. Smith Vice President Administration and Secretary	12/5/2008	65,000	0.29	12/5/2013	196,300.00	-	-	-
	3/18/2009	45,000	0.73	3/18/2014	116,100.00	-	-	-
	1/3/2011	168,000	1.82	1/3/2016	250,320.00	-	-	-
	1/30/2012	108,000	2.89	1/30/2017	45,360.00	-	-	-
	1/30/2012	-	-	-	-	30,000	99,300.00	-
	Total	386,000			608,080.00	30,000	99,300.00	-

(1)           The “Value of Unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At December 31, 2012 the closing price of the Class A Shares on the NYSE MKT (where the Class A Shares traded until March 14, 2013) was $3.31.

(2)           The Formerly Restricted Shares were awarded pursuant to the Company’s former 1997 Equity Incentive Plan which allowed for the granting of Class A Shares subject to certain restrictions imposed by the Compensation Committee.  The Formerly Restricted Shares were subject to vesting provisions, which was the only restriction imposed. Subsequently the Company transferred to the TSXV and, in order to comply with the requirements of the TSXV with respect to equity incentive plans, asked and received shareholder approval to replace the 1997 Equity Incentive Plan and the Venezuelan Equity Incentive Plan with one plan, the 2012 Equity Incentive Plan.  The 2012 Equity Incentive Plan, approved by the Shareholders on June 27, 2012, does not allow grants of restricted stock.

(3)           The “Market or payout value of share-based awards that have not vested” was calculated by multiplying the total number of Formerly Restricted Shares times $3.31, the closing price of the shares on the NYSE MKT (where the Class A Shares traded until March 14, 2013) on December 31, 2012.

(4)           On March 26, 2013 the Formerly Restricted Shares vested at a price of $2.72 per share, the market value on the OTCQB at the time of issuance.  There currently are no restricted shares outstanding.

OPTIONS AND STOCK VESTED DURING THE YEAR

The following table sets forth information for NEOs regarding the vesting of previously granted restricted stock and the value of stock options vesting during 2012.

Name	Option-based awards – Value vested during the year (1) $	Share-based awards – Value vested during the year (2) $	Non-equity incentive plan compensation – Value earned during the year $
Rockne J. Timm Chief Executive Officer	262,665	194,500	-
Robert A. McGuinness Vice President Finance and CFO	94,481	145,875	-
A. Douglas Belanger President	249,528	194,500	-
Mary E. Smith Vice President Administration and Secretary	85,477	116,700	-

(1)           The stock option value represents the aggregate value that would have been realized if the options had been exercised on the vesting date during the financial year ended December 31, 2012.  As these options were not exercised, the amounts do not necessarily reflect amounts realized by the NEOs during the year.

(2)           The Formerly Restricted Shares, granted on January 30, 2012, vested on August 31, 2012 as follows:  Mr. Timm, 50,000; Mr. McGuinness, 37,500; Mr. Belanger, 50,000; and Ms. Smith, 30,000.  The value was calculated by multiplying the total number of Formerly Restricted Shares vesting times $3.89, the closing price of the shares on the NYSE MKT (where the Class A Shares traded until March 14, 2013) on August 31, 2012.

INCENTIVE PLANS

2012 Plan

In order to comply with the requirements of the TSXV, the Company adopted and the shareholders approved on June 27, 2012, the 2012 Plan to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (the “Venezuelan plan”). Upon shareholder approval, all awards previously granted pursuant to the 1997 Plan and the Venezuelan Plan became subject to the 2012 Plan.  The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2012 there were 6,753,188 options outstanding and 517,983 options available for grant. At the date of this Circular there were 6,467,948 options outstanding and 831,747 available for grant. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

The 2012 Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2012 Plan is administered by a committee of the Board, and in certain cases by the Board, established pursuant to the terms of the 2012 Plan.

In accordance with the rules of the TSXV the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or not more than 2% of the issued shares on a yearly basis if granted to any one consultant or to any one employee engaged in investor relations activities.

The 2012 Plan also provides for the following:

a)      stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;

b)      any stock options granted that expire or terminate for certain reasons without having been exercised will again be available under the 2012 Plan;

c)      stock options will vest as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors;

d)      the minimum exercise price of any stock options issued under the 2012 Plan will be the last previous closing price on the date of grant, subject to the requirements of the Exchange; and

e)      the Company’s board of directors is authorized to grant to participants, within a 12 month period, that number of stock options under the 2012 Plan not exceeding 10% of the then issued and outstanding Common Share capital of the Company, less the number of currently outstanding stock options.

Amendments to the 2012 Plan may be made by the board of directors of the Company without shareholder approval to:

(i)     amend the 2012 Plan to correct typographical, grammatical or clerical errors;

(ii)   change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;

(iii) change the termination provision of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;

(iv) make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)   make such amendments as may otherwise be permitted by the Exchange, if applicable; and

(vi) amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

The board of directors of the Company is of the view that the 2012 Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees.  The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP).  Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2013 to $17,500 ($23,000 limit for participants who are 50 or more years of age, or who turn 50 during 2013).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board and allocations are made in the form of Class A Shares or by cash.  The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation”.  All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2013) to a maximum of $51,000 ($56,500 limit for participants who are 50 or more years of age or who turn 50 during 2013).  The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.  For KSOP Plan year 2013 the Company has adopted a minimum “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59 and six months, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated contributions to eligible KSOP Plan participants (10 participants for 2012) for plan years 2012, 2011, and 2010 were $168,909, $237,919, and $175,174, respectively.  Contributions were made in the form of cash for 2012 and 2010 and a combination of cash and stock for 2011.  As of December 31, 2012, no Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants.

Retention Units

The Company presently has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long range goals, (3) to further the identity of interests of participants with those of the Company’s shareholders through equity-based incentive opportunities and (4) to allow each participant to share in the value of the Company following the grant of retention units.

Under the Retention Plan, the Board or a committee thereof may grant retention units (the “Units”) to directors and certain key employees of the Company or its subsidiaries.  Individuals become eligible to participate if the Board or a committee thereof determines that the individual can assist the Company in achieving corporate milestones, influence the growth of the Company, or that the individual’s performance warrants further incentive or reward.  Current participants in the Retention Plan include all directors, officers, and certain other employees, all of whom have signed award agreements.

The current vesting of the Units is based upon the occurrence of certain major corporate milestones: 50% upon successfully financing the Brisas project and 50% upon placing the Brisas project into production.  The Units also become fully vested and payable upon a change of control. The Board has considered, but has not yet acted upon, alternative vesting provisions for the Units to more adequately reflect the current business objectives of the Company.

Subject to a vesting provision, each Unit granted to participating directors and employees entitles such persons to receive a cash payment equal to the fair market value of one Class A Share (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater.

No Units were granted to directors, executive officers, or employees in 2012, 2011 or 2010.  As of December 31, 2012, an aggregate of 1,457,500 unvested Units have been granted to directors and executive officers; 315,000 Units have been granted to other employees.  The aggregate value of the outstanding awards as of December 31, 2012 was $7,694,200.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written employment agreements between the Company and the NEOs.

The Company maintains Change of Control Agreements with each of the NEOs, which were implemented by the Board to induce the NEOs to remain with the Company in the event of a change of control. The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and their continued employment is important to resolve the dispute with Venezuela. The Board believes that the loss of their continued services could have a detrimental impact on the successful outcome of the arbitration, potential settlement of the dispute, and the successful sale of assets associated with the Brisas Project.

Existing Change of Control Arrangements with Executive Officers

Beginning in 2003, the Company entered into Change of Control Agreements with each of the NEOs and three other employees. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A Change of Control means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially  all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control.

In connection with the restructuring of the Company’s 5.5% convertible notes due 2022, members of management and the directors agreed to limited waivers of their rights under their respective change in control agreements.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant's employment is terminated within 12 months following the Change of Control for any reason other than termination by the Company for cause, such participant will be entitled to receive, among other things:

•      An amount equal to 24 times his or her monthly salary (36 times for Mr. Timm and Mr. Belanger), determined as of the date immediately prior to termination or the Change of Control, whichever is greater (the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company);

•      An amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant's annual salary immediately prior to his or her termination date or the Change of Control, whichever is greater);

•      An amount equal to the aggregate of all bonuses received during the 12 months prior to his or her termination date, plus any amounts required to be paid in connection with unpaid vacation time;

•      A payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long term disability insurance benefits for a period of 36 months;

•      Cause all equity awards or equity-based awards (including options and restricted shares) granted to the participant to become fully vested and unrestricted;

•      At the election of the participant, the buy-out of the cash value of any unexercised options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the options; and

•      A payment equal to the value of the participant's vested retention units in accordance with the Retention Plan.

As further discussed in the following two paragraphs, the participants are entitled to receive certain "gross-up payments" (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he or she receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he or she would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax.  The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $17,913,628 if a Change of Control had occurred on December 31, 2012. This amount assumes all persons with Change of Control Agreements elect the buy-out of their options as described above. For purposes of such calculation, Gold Reserve assumed the election was made on December 31, 2012, which resulted in share price of $3.31 per share. This amount was determined exclusive of any gross-up payments, which payments could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees holding Change of Control Agreements at December 31, 2012.  These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

Name	Compensation (1) $	Payout of Stock Options (2) $	Payout of Retention Units (3) $	Payout of Unvested Restricted Stock $	Total
Rockne J. Timm	1,440,209	1,790,860	1,502,000	165,500	4,898,569
Robert A. McGuinness	742,666	692,877	589,000	124,125	2,148,668
A. Douglas Belanger	1,391,443	1,647,845	1,502,000	165,500	4,706,788
Mary E. Smith	532,600	608,080	524,400	99,300	1,764,380
Total NEOs	4,106,918	4,739,662	4,117,400	554,425	13,518,405

Other participants	864,561	2,163,862	1,366,800	-	4,395,223
Total	4,971,479	6,903,524	5,484,200	554,425	17,913,628

(1)           Represents the estimated payout as of December 31, 2012 of the associated salary, vacation, KSOP contribution, bonus and insurance.

(2)           Represents the payout of stock options.

(3)           Represents the payment associated with the value of the Units on December 31, 2012 and does not include 500,000 retention units for non-employee directors equal to $2,210,000.

(4)           Represents payout of the Formerly Restricted Shares on December 31, 2012 based on a share value of $3.31.

DIRECTOR COMPENSATION

Summary Director Fee Tables

During 2012, the Board agreed to pay $36,000 to each non-employee director in quarterly installments of $9,000 per quarter, payable on April 16, 2012, July 16, 2012, October 15, 2012, and January 15, 2013. In addition, they were granted 36,000 Class A Shares, to vest in installments of 9,000 each on April 16, 2012, July 16, 2012, October 15, 2012 and January 15, 2013.  Mr. Coleman received $100,000 for his role as Chairman.  No Class A Shares will be granted 2013.

During 2012 the non-employee directors agreed to support the restructuring of the Company’s 5.5% convertible notes due 2022 and waived their Change of Control Rights in connection with the restructuring for the following consideration:  Mr. Coleman was paid $25,000 and Mr. Geyer was paid $20,000.  Messrs. Potvin, McChesney and Mikkelsen agreed to forgo an immediate cash payment by accepting a participation of up to 2% of the pool established under the Bonus Plan described below under 2012 Bonus Pool Plan.

The amount related to Share-based awards and Option-based awards does not necessarily represent the value of the shares when vesting occurs, the value of the options when exercised, or value the director may realize from the sale of the shares.

Name	Year	Fees Earned (1) $	Share-based awards (2) $	Option-based awards (3) $	Non-equity Incentive plan compensation	All Other Compensation $	Total $
James H. Coleman	2012	36,000	109,080	109,380	-	125,000(4) (5)	379,460
James P. Geyer	2012	36,000	109,080	109,380	-	20,000 (5)	274,460
Patrick D. McChesney	2012	36,000	109,080	109,380	-	-	254,460
Chris D. Mikkelsen	2012	36,000	109,080	109,380	-	-	254,460
Jean Charles Potvin	2012	36,000	109,080	109,380	-	-	254,460

(1)        Represents cash fees granted as director during the year.

(2)        For Share-based awards granted in 2012, the amount represents the aggregate grant date fair value computed by multiplying the number of shares granted with the grant date fair value of $3.03 per share, the price of the Common Shares on the grant date of January 30, 2012.

(3)        On January 30, 2012, the Company granted 90,000 options to each of the non-executive directors with an exercise price of $2.89 per share.  The fair value of these options at the date of grant was estimated using Black-Scholes with the following assumptions: a 2.9 year expected term; expected volatility of 65%; risk free interest rate of 0.29% per annum; and a dividend rate of 0%.  The weighted average grant date fair value of the options granted during 2012 was calculated at approximately $1.22.  The options vest as follows:  34% immediately, 33% on July 30, 2012, and 33% on January 30, 2013.

(4)        Represents cash fees of $100,000 earned as Chairman during the year.

(5)        Represents payment of a waiver of Change of Control Rights in connection with the restructuring of the 5.5% convertible notes due 2022 approved by the Shareholders on June 27, 2012 as follows:  for Mr. Coleman $25,000; and for Mr. Geyer $20,000.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Unrelated to his director services, the Company has entered into an arrangement with Mr. Geyer to provide consulting services on an as needed basis at a fixed rate of $1,250 per day, charged on an hourly basis, with no set minimum or maximum number of hours. During 2012, Mr. Geyer did not receive any additional pay for consulting services.

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares and Formerly Restricted Shares granted to the Directors as at December 31, 2012:

		Option-based Awards				Stock-based Awards
Name	Grant Date	Number Of securities underlying unexercised options #	Option exercise price $	Option expiration date	Value of Unexercised in-the-money options (1) $	Number of shares or units of shares that have not vested (2) #	Market or payout value of share-based awards that have not vested (3) (4) $	Market or payout value of share-based awards not paid out or distributed $
James H. Coleman	12/5/2008	53,336	0.29	12/5/2013	161,075	-	-	-
	3/18/2009	35,000	0.73	3/18/2014	90,300	-	-	-
	1/3/2011	120,000	1.82	1/3/2016	178,800	-	-	-
	1/30/2012	90,000	2.89	1/30/2017	37,800	-	-	-
	1/30/2012	-			-	18,000	59,580	-
Total		298,336			467,975	18,000	59,580	-

James P. Geyer	12/5/2008	83,336	0.29	12/5/2013	251,675	-	-	-
	3/18/2009	62,500	0.73	3/18/2014	161,250	-	-	-
	1/3/2011	120,000	1.82	1/3/2016	178,800	-	-	-
	1/30/2012	90,000	2.89	1/30/2017	37,800	-	-	-
	1/30/2012	-			-	18,000	59,580	-
Total		355,836			629,525	18,000	59,580	-

Patrick D. McChesney	12/5/2008	53,336	0.29	12/5/2013	161,075	-	-	-
	3/18/2009	35,000	0.73	3/18/2014	90,300	-	-	-
	1/3/2011	120,000	1.82	1/3/2016	178,800	-	-	-
	1/30/2012	90,000	2.89	1/30/2017	37,800	-	-	-
	1/30/2012	-			-	18,000	59,580	-
Total		298,336			467,975	18,000	59,580	-

Chris D. Mikkelsen	12/5/2008	53,336	0.29	12/5/2013	161,075	-	-	-
	3/18/2009	35,000	0.73	3/18/2014	90,300	-	-	-
	1/3/2011	120,000	1.82	1/3/2016	178,800	-	-	-
	1/30/2012	90,000	2.89	1/30/2017	37,800	-	-	-
	1/30/2012	-			-	18,000	59,580	-
Total		298,336			467,975	18,000	59,580	-

J.C. Potvin	12/5/2008	53,336	0.29	12/5/2013	161,075	-	-	-
	3/18/2009	35,000	0.73	3/18/2014	90,300	-	-	-
	1/3/2011	120,000	1.82	1/3/2016	178,800	-	-	-
	1/30/2012	90,000	2.89	1/30/2017	37,800	-	-	-
	1/30/2012	-			-	18,000	59,580	-
Total		298,336			467,975	18,000	59,580	-

(1)           The “Value of Unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At December 31, 2012 the closing price of the Class A Shares on the NYSE MKT (on which the Class A Shares traded until March 14, 2013) was $3.31.

(2)           The Formerly Restricted Shares were awarded pursuant to the Company’s former 1997 Equity Incentive Plan which allowed for the granting of Class A Shares subject to certain restrictions imposed by the Board.  The Formerly Restricted Shares were subject to vesting provision, which was the only restriction imposed.  Subsequently the Company transferred to the TSXV and, in order to comply with the requirements of the TSXV with respect to equity incentive plans, asked and received shareholder approval to replace the 1997 Equity Incentive Plan and the Venezuelan Equity Incentive Plan with one plan, the 2012 Equity Incentive Plan.  The 2012 Equity Incentive Plan, approved by the Shareholders on June 27, 2012, does not allow grants of restricted stock.

(3)           The “Market or payout value of share-based awards that have not vested” was calculated by multiplying the total number of Formerly Restricted Shares times $3.31, the closing price of the shares on the NYSE MKT (on which the Class A Shares traded until March 14, 2013) on December 31, 2012.

(4)           On March 26, 2013 the Formerly Restricted Shares vested at a price of $2.72 per share, the market value on the OTCQB at the time of issuance.  There currently are no restricted shares outstanding.

The following table sets forth information for the directors other than the NEOs regarding the vesting of previously granted restricted stock and the value of stock options vesting during 2012.

Name	Option-based awards – Value vested during the year (1) $	Share-based awards – Value vested during the year (2) $	Non-equity incentive plan compensation – Value earned during the year $
James H. Coleman	63,831	95,400	-
James P. Geyer	63,831	95,400	-
Patrick D. McChesney	63,831	95,400	-
Chris D. Mikkelsen	63,831	95,400	-
Jean Charles Potvin	63,831	95,400	-

(1)           The stock option value represents the aggregate value that would have been realized if the options had been exercised on the vesting date during the financial year ended December 31, 2012.  As these options were not exercised, the amounts do not necessarily reflect amounts realized by the NEOs during the year.

(2)           The Formerly Restricted Shares vested for each of the directors as follows:  9,000 on January 13, 2012, 9,000 on April 15, 2012 and 9,000 on August 31, 2012.  The value was calculated by multiplying the total number of Formerly Restricted Shares vesting times the closing price of the shares on the NYSE MKT (on which the Class A Shares traded until March 14, 2013) on the vest dates.

Directors and Officers Insurance

The Company carries directors and officers’ liability insurance which is subject to a total aggregate limit of $20,000,000 and deductibles from $100,000 to $750,000 depending on the nature of the claim. The annual premium for the latest policy period was $306,000.

2012 BONUS POOL PLAN

The Board of Directors approved the 2012 Bonus Pool Plan (“Bonus Plan”), which is intended to reward the participants in the Bonus Plan, including NEOs, employees, directors and consultants, for their past and future contribution related to among other things: (i) the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous defense of its arbitration claim; (iii) the support of the Company’s execution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings;  and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimum manner, any proceeds or other consideration related to the arbitration claim and/or sale of Brisas Project mining data assets that the Company may be entitled to as management considers in the best interest of all stakeholders. All awards payable under the Bonus Plan are payable in cash.

The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions less certain deductions and applicable taxes (except in the case of an Enterprise Sale as described below where gross proceeds will be considered before any applicable taxes and after any Change of Control payments) times 1% of the first $200 million and 5% thereafter of any consideration received.

The bonus pool, will be established and separate bonus amounts will be determined, if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Brisas Project mining data, or  (iii) in the event the Company or its shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (b) a sale, pledge, transfer or other disposition of 85% or more of the Company’s then outstanding shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (“Enterprise Sale”).

The Bonus Plan is managed by a Committee of independent directors who have the authority to select each individual for participation in the Bonus Plan and fix the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan vests upon the participant’s selection by the Committee, subject to voluntary termination of employment or termination for cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

No director, executive officer or senior officer, or associate or affiliate of any such director, executive officer or senior officer, is, or at any time since the beginning of the most recently completed financial year of the Company was, indebted to the Company.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Committee’s objectives and responsibilities.  The full text of the Audit Committee Charter, as amended as of April 2011, is attached as “Appendix A” to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of Chris D. Mikkelsen (Chairman), Jean Charles Potvin, and Patrick D. McChesney. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws.  Further, each member of the Audit Committee satisfies the definition of “independent” director as established under the SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Chris D. Mikkelsen qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Committee.

Mr. Mikkelsen has an extensive background in providing operational and tax advice to a wide variety of clients and businesses.  He is actively involved as a board member in local charitable and civic organizations.  He has considerable knowledge of the Company and currently serves on the audit and compensation committees.

Mr. Potvin is also a director and a member of the audit committee of Azimut Exploration Ltd and Geomega Resources Ltd, both publicly listed mineral exploration companies.  Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.).

Mr. McChesney was a certified public accountant and a financial officer of an operating gold mining company and has been president and a director of a company that manufactured automated test equipment for the semiconductor industry.  He has been involved in the mining industry since 1983 and has considerable knowledge regarding the Company’s activities in Venezuela and currently serves on the audit and compensation committees.

The Audit Committee met four times during 2012 at which attendance, in person or by phone, averaged 100%.  The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of our financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of our system of internal audit function and the independent auditor; and (iv) our compliance with laws and regulations, including disclosure controls and procedures. During 2012, the Audit Committee worked with management, our internal auditor and our independent auditor to address Sarbanes-Oxley Section 404 internal control requirements.

The Audit Committee reviews our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. Our independent auditors are engaged to audit and express opinions on the conformity of our financial statements to accounting principles generally accepted in the United States, and the effectiveness of our internal control over financial reporting.

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2012 and 2011 are detailed in the following table:

Fee Category	Year Ended 2012	Year Ended 2011
Audit Fees(1)	$116,850	$108,904
Audit Related Fees (2)	38,651	29,770
Tax Fees (3)	6,128	8,100
All Other Fees	-	-
Total	$161,629	$146,774

All fees for services performed by the Company’s external auditors during 2012 were pre-approved by the Audit Committee.

(1)   Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

(2)   Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

(3)   Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

NOMINATING COMMITTEE INFORMATION

Nominating Committee Charter

The Nominating Committee currently has no written charter.

Membership and Role of the Nominating Committee

The Nominating Committee is composed of the following three (3) directors:

James H. Coleman

Chris D. Mikkelsen

Jean Charles Potvin

The Board had determined each member of the Nominating Committee satisfies the definition of “independent” director as established under SEC rules.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix to be maintained; arranges for each candidate to meet with the Board Chair and the CEO; recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

CORPORATE GOVERNANCE

The TSXV requires listed corporations to disclose their approach to corporate governance.  The Company’s disclosure in this regard is set out in “Appendix B” to this Circular.

Board Leadership Structure

Currently, the positions of Chairman of the Board and Chief Executive Officer are separate.  Our Board does not have a policy on whether these roles should be separate or combined, but believes that the most effective leadership model for the Company at this time is to have these roles separated.  Our current Chairman is independent and is responsible for providing leadership to the Board.  In addition, having a separate Chairman and Chief Executive Officer allows Board members to raise issues without involving senior management, allows the Chairman to serve as a liaison between the Board and senior management, and allows the Chief Executive Officer to devote his time and focus to the management of the Company.  The Board retains flexibility to determine whether these roles should be separate or combined in one individual in the future.

Risk Oversight

The various committees of the Board assist the Board in its responsibility for oversight of risk management. In particular, the Audit Committee focuses on major financial risk exposures, the steps management has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk.  We believe this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

Communication with Board Members

Any Shareholder or other interested party that desires to communicate with the Board of Directors or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Secretary, Gold Reserve Inc., 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

Code of Conduct and Ethics

The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics which can be found at www.goldreserveinc.com under Investor Relations – Corporate Governance and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 926 W. Sprague Ave. Suite 200, Spokane, WA  99201, Attn: Investor Relations.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no proposed nominee for election as a director of the Company and no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries, except as follows or as otherwise described in this Circular.

In May 2012, the Company notified the holders of its then outstanding 5.5% convertible notes due 2022 (the “Old Notes”), as required by the indenture governing such notes (the “Indenture”), that it would repurchase all of the Old Notes validly surrendered for repurchase and not withdrawn at a purchase price of 100% of the principal amount of the Old Notes, plus any accrued and unpaid interest, provided in the Indenture.  Steelhead Partners LLC (“Steelhead”) participated in the repurchase of $2,849,000 of its Old Notes.

On June 27, 2012, Shareholders approved the restructuring (the “Restructuring”) of the Old Notes. The Restructuring was finalized on November 27, 2012.  Steelhead participated in the Restructuring as follows: Old Notes totaling $54,123,000 were tendered for $16,236,000 in modified notes due June 2014, 7,959,265 Class A Common Shares, $10,825,500 in cash and a contingent value right of 3.506%.  Steelhead also received a payment for additional consideration of $250,188 and an interest payment of $1,093,114.

Members of management and the directors agreed to limited waivers of their rights under their respective change in control agreements with respect to the Restructuring.  In consideration for such waivers, the Company paid an aggregate amount of $337,850 to those directors and employees who agreed to execute limited waivers. Each individual salaried employee was paid an amount of cash equal to 25% of his or her annual salary, Mr. Coleman was $25,000, and Mr. Geyer was paid $20,000, Messrs. Potvin, McChesney and Mikkelsen agreed to forgo an immediate cash payment by accepting a participation of up to 2% of the pool established under the Bonus Plan.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SHAREHOLDER PROPOSALS

Under s. 138(5) of the Yukon Business Corporations Act, a corporation is not required to comply with the requirements to put forward a shareholder proposal if the proposal is not submitted to the corporation at least 90 days before the anniversary date of the previous annual meeting of the shareholders.  The deadline under this rule for shareholder proposals at the 2014 Annual General Meeting is March 13, 2014.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual Meeting of Shareholders accompanying this Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com . Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2012, as contained in the 2012 Annual Report on Form 40-F filed with the SEC on March 25, 2013. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.

Attention: Robert A. McGuinness

926 W. Sprague Avenue, Suite 200

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington, this 2nd day of May, 2013

Rockne J. Timm Chief Executive Officer	Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

CHARTER OF THE

AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to oversee on behalf of the Board of Directors (“Board”) of Gold Reserve Inc. (the “Company”):

•         the Company’s accounting and financial reporting processes and the integrity of its financial statements;

•         the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors; and

•         the Company’s compliance with legal and regulatory requirements.

The Committee also has the purpose of preparing the financial report that rules of the U.S. Securities and Exchange Commission (the “SEC”) or the Ontario Securities Commission (the “OSC”) require the Company to include in its annual proxy or information statement and  Annual report with the SEC and/or its equivalent filed with the OSC.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors.  The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be “independent,” as defined and to the extent required in the applicable SEC and OSC rules and American Stock Exchange (“NYSE-Amex”) and TSXV listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC and exchange requirements are referred to as the “listing standards”), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent as defined by the AMEX listing standards, but who satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, and is not a current officer or employee or an immediate family member of such officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee.

Each Committee member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cashflow statement upon appointment to the Committee. At all times there shall be at least one member of the Committee who, in the Board’s business judgment, is an audit committee “financial expert” as defined in the SEC rules and is “financially sophisticated” as defined in the AMEX listing standards.

Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company’s by-laws.  Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee.  The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors.  The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards.  The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

•         the firm’s internal quality-control procedures; and

•         any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.      Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management’s assessment of internal control over financial reporting.

2.      Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:

•         all critical accounting policies and practices to be used;

•         all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

•         other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.      Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

•         the quality and acceptability of the accounting principles applied in the financial statements;

•         new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•         the selection, application and effects of critical accounting policies and estimates applied by the Company;

•         issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

•         any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4.      Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s Annual Report filed with the SEC and the OSC.

5.      Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6.      Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee’s quarterly review shall normally include:

1.      Review and discuss the quarterly financial statements of the Company and the results of the independent auditors’ review of these financial statements with appropriate members of management.

2.      Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

•         the quality and acceptability of the accounting principles applied in the financial statements;

•         new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•         the selection, application and effects of critical accounting policies and estimates applied by the Company; and

•         any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3.      Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s quarterly reports filed with the SEC and the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any AMEX, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies.  This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:

•         inquire of management and the independent auditors about the Company’s major financial risks or exposures;

•         discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and

•         discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

•         the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

It is the Company’s policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission’s Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company.  In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors.  In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee.  A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

The Committee shall prepare any audit committee report required to be included in the Company’s annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence.  The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes.  The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants.  The company shall provide for appropriate funding, as determined by the Committee, for payment of:

•         compensation to the independent auditors for their audit and audit-related, review and attest services;

•         compensation to any advisers engaged by the Committee; and

•         ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix are the Company’s corporate governance practices in accordance with Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), and Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), which came into force in Canada on June 30, 2005. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under Form 58-101F1		Company’s Governance Practices
1. (a)	Disclose the identity of directors who are independent.

The Board of Directors (the “Board”) of the Company believes that Messrs. Coleman, McChesney, Mikkelsen, and Potvin are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101, as none of them is, or has been within the last three years, an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors’ fees and grants of stock options. The Board believes that the four Directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Two Directors, Mr. Timm, and Belanger, are employees of the Company and therefore not considered independent. Mr. Geyer resigned his position as Senior Vice President during 2010 however he continues to be regarded as not-independent.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Four of seven, approximately 57.1% of the Company’s current Directors, are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in “Business of the Meeting - Item 1 - Election of Directors” section of this Circular.
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has not adopted a formal policy for the independent Directors to meet without management present before and after each regularly scheduled meeting of the Board. Without management present, the independent Directors met on four occasions, in person or by telephone during 2012 and are expected to continue to meet on a regular basis. These sessions are of no fixed duration and participating Directors are encouraged to raise and discuss any issues of concern.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed James H. Coleman as its Chairman. Mr. Coleman is an independent director of the Company. One of his responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as liaison between the Board and management.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The Board held seven formal meetings during 2012 at which attendance, in person or by phone, averaged 96%. Various matters were considered and approved by written resolution during the year.

Messrs. Timm, Geyer, McChesney, Mikkelsen and Belanger attended all seven meetings. Mr. Coleman and Mr. Potvin each attended six of the seven meetings.

2.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board does not have a written mandate. The Board is responsible for supervising the conduct of the Company’s affairs and the management of its business. To assist the Board in implementing key policies, the Board delegates some of its responsibility to committees. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board’s duties include overseeing strategic planning, reviewing and assessing principal risks to the Company’s business and approving risk management strategies.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company’s business. Management reports regularly to the Board in relation to principal risks, which potentially could affect the Company’s business activities.

The Board reviews and approves, for release to Shareholders, quarterly and annual reports on the performance of the Company. It seeks to ensure that the Company communicates effectively with its Shareholders, respective investors and the public, including dissemination of information on a timely basis. Through its officers, the Company responds to questions and provides information to individual Shareholders, institutional investors, financial analysts and the media.

The Board’s duties include supervising and evaluating management, authorizing significant expenditures, and overseeing the Company’s internal controls and information systems.

3. (a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed a written position description for the Chair. The responsibilities of the Chair include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out.

The Board has not developed written position descriptions for the chair of any committee of the Board.

The responsibilities of committee chairs include presiding over committee meetings, ensuring that the committee is properly organized and effectively discharges its duties, reporting to the Board with respect to the activities of the committee, and leading the committee in reviewing and assessing on an annual basis, the adequacy of the committee’s mandate and its effectiveness in fulfilling its mandate.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board has not developed a written position description for the CEO.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Company. The CEO’s responsibilities include:

(a)    fostering a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

(b)   developing and recommending to the Board a long-term strategy and vision for the Company that leads to creation of Shareholder value;

(c)    developing and recommending to the Board annual business plans and budgets that support the Company’s long-term strategy; and

(d)   consistently striving to achieve the Company’s financial and operating goals and objectives.

4. (a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board.
(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Due to its current size, the Board does not provide a continuing education program for its Directors. All Directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to Directors. The Board believes that each of its Directors maintain the skills and knowledge necessary to meet their obligations as Directors.

5. (a) (i)

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code, disclose how a person or company may obtain a copy of the code.

The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics (the “Code”), which can be found at www.goldreserveinc.com and is available in print to any Shareholder who requests it.
(a) (ii)	Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

The Compliance Officer, as well as other officers, Directors and the Company’s legal and other advisors, have the full power and authority to investigate any evidence of improper conduct, violations of laws, rules, regulations or the Code, and to determine what steps, if any, should be taken to resolve the problem and avoid the likelihood of its recurrence.

(a) (iii)

Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has not filed any material change reports since the beginning of the 2012 financial year that pertains to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each Director must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the Company. A Director who has a conflict of interest regarding any particular matter under consideration must advise the Board, refrain from debate on the matter and abstain from any vote regarding it.

All Company employees, including officers, and Directors are expected to use sound judgment to help maintain appropriate compliance procedures and to carry out the Company’s business with honesty and in compliance with laws and high ethical standards. Each employee and Director is expected to read the Code and demonstrate personal commitment to the standards set forth in the Code.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company will not tolerate retaliation against an employee or Director for reporting in good faith any violations of the Code and any such retaliation is against Company policy. Employees and Directors who violate the Code may be subject to disciplinary action, including termination of employment.

Knowledge of a violation and failure to promptly report or correct the violation may also subject an employee or Director to disciplinary action up to and including immediate discharge from employment.

6. (a)	Describe the process by which the board identifies new candidates for board nomination.

In considering and identifying new candidates for Board nomination, the Board, where relevant:

(a) addresses succession and planning issues;

(b) identifies the mix of expertise and qualities required for the Board;

(c) assesses the attributes new directors should have for the appropriate mix to be maintained;

(d) arranges for each candidate to meet with the Board Chair and the CEO;

(e) recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and

(f) encourages diversity in the composition of the Board.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating Committee consists of Messrs. Coleman, Mikkelsen, McChesney and J.C. Potvin, all of whom are independent directors.
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

7. (a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Board reviews from time to time the compensation paid to directors in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the directors.

The Board considers evaluations submitted by the Compensation Committee evaluating the Company’s performance and the performance of its executive officers, and ratifies the cash and equity-based compensation of such executive officers approved by the Compensation Committee.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee, which met six times during 2012 by phone, consists of Messrs. Mikkelsen (Chair), McChesney, and Potvin, all of whom are independent directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the CEO’s compensation in 2012 was largely subjective, and based on the Company’s progress in addressing its more immediate concerns, continued exploration, and identifying and analyzing new corporate opportunities.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant has not been engaged by the Company since the beginning of the Company’s most recent financial year to assist in determining compensation for the directors or officers of the Company.

8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Executive Committee, which is comprised of Messrs. Coleman, Timm and Belanger, meets in person or by phone on a regular basis. Mr. Coleman is considered an independent director. Messrs. Timm and Belanger are not considered independent directors within the definition in NI 52-110.

The Executive Committee facilitates the Company’s activities from an administrative perspective, but does not supplant the full Board in the consideration of significant issues facing the Company. The Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee are the only committees of the Board.

9.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual directors. The Board as a whole bears these responsibilities.

The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.

Exhibit 99.2     Form of Proxy

GOLD RESERVE INC.

IMPORTANT ANNUAL AND SPECIAL MEETING INFORMATION

Electronic Voting Instructions

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VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Pacific Time, on June 11, 2013.

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Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR  TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A.  Proposals – Management recommends a vote “FOR” each of the director nominees and “FOR” Proposals 2 and 3.

1.    Election of the following nominees as directors, as set forth in the Management Information Circular

Nominees:                                                   For                Withhold

1.1   Rockne J. Timm                                   ☐        ☐

1.2   A. Douglas Belanger                            ☐        ☐

1.3   James P. Geyer                                    ☐        ☐

1.4   James H. Coleman                               ☐        ☐

1.5   Patrick D. McChesney                         ☐        ☐

1.6   Chris D. Mikkelsen                              ☐        ☐

1.7   Jean Charles Potvin                             ☐        ☐

2.   Appointment of PricewaterhouseCoopers LLP as auditors for the year ending December 31, 2013 and authorization of the Board of Directors to fix the auditor’s remuneration.

                                                             For                 Withhold

                                                             ☐        ☐

3.   Re-approval of the Company’s 2012 Equity Incentive Plan.

                                                             For                 Against

                                                             ☐        ☐

B.  Non-Voting Items

Change of Address – Please print your new address below.

Comments – Please print your comments below.

Meeting Attendance

Mark the box to the right if you plan to attend the Annual Meeting. ☐

C.  Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.

Signature 1 – Please keep signature within the box.

Signature 2 – Please keep signature within the box.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR  TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy – GOLD RESERVE INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 11, 2013

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on June 11, 2013 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

Management recommends that you vote “FOR” each of the director nominees and “FOR” Proposals 2 and 3, and, if no specification is made, to vote “FOR”. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Exhibit 99.3     Annual Report

Gold Reserve

2012 Annual Report to shareholders

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of Gold Reserve Inc. (the “Company” or “Gold Reserve”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the related MD&A. This MD&A has been approved by the Board of Directors of the Company and is dated March 22, 2013.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s primary focus during 2012 included:

•         Obtaining a working interest in the La Tortuga project (the "La Tortuga Property"), establishing the local operating entity and commencing related exploration (See Note 7 to the audited consolidated financial statements for the year ended December 31, 2012);

•         Implementing the Company’s plan to regain compliance with the NYSE-MKT ("NYSE") continued listing standards which was denied by the Exchange on March 7, 2013;

•         Concluding the restructuring of the Company’s convertible notes in November 2012 (See Note 12 to the audited consolidated financial statements for the year ended December 31, 2012);

•         Settling litigation related to a breach of fiduciary responsibility during the course of a 2008 unsolicited takeover bid (See Note 13 to the audited consolidated financial statements for the year ended December 31, 2012); and

•         Executing since 2009, the Company’s arbitration claim against Venezuela including responding to the Tribunal’s July 2012 procedural order requesting the production of further evidence related to valuation issues as well as continued efforts to reach an amicable settlement. (See Note 3 to the audited consolidated financial statements for the year ended December 31, 2012).

EXPLORATION PROSPECTS

La Tortuga Property

The Company entered into an Option Agreement dated April 26, 2012 with Soltoro Ltd. ("Soltoro") whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. The Company anticipates entering into a joint venture agreement after paying the option payments and making the required expenditures. The Company has an option to acquire an additional 9% interest in the La Tortuga Property for $2,000,000. The Company made an initial $50,000 option payment to Soltoro upon signing and an additional $100,000 option payment in July 2012.

The La Tortuga Property, a copper and gold prospect, is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining. Work on the property has included 151 line-kilometers of induced polarization, 20 drill holes (both diamond core and reverse circulation), mapping and sampling (approximately 1,000 soil, rock chip and stream sediment samples) and ground magnetic survey.

          In addition to several corporate employees providing assistance to our exploration activities, the Company has 11 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. Direct employees are expected to increase to over 30 people in 2013 as the exploration program advances. The Company’s 2013 current exploration program, which management expects to substantially complete in 2013 subject to the availability of subcontractors and the addition of qualified new employees, is estimated to cost $3.5 million. The overall objective of the exploration plan is intended to obtain a more comprehensive database on the property.

The Company has commenced the environmental baseline studies required for exploration permitting, as well as future development and has also begun social program works, initiating contact with the local community and baseline work for social impact studies which will ultimately lead to a comprehensive social impact and mitigation plan for any future development. An airborne geophysical survey is presently being conducted on the property, as is continuing ground based mapping, sampling, geochemistry and geophysical studies. These activities are intended to support and inform the 7,000 to 12,000 meter drill program planned for 2013 to test four known mineralized targets which are along a projected trend of mineralized structures identified by past exploration and drilling activities. Additional drilling will also be initiated on other mineral targets as well as any new targets that may be generated by on-going exploration work.

In addition to the Soltoro Agreement, management has identified a number of other potential mineral prospects both inside Mexico and in other countries and has signed or is in the process of signing confidentiality agreements allowing access to the target company’s confidential information regarding such prospects. During 2012 and 2011 the Company incurred and separately reported approximately $0.9 million and $1.3 million, respectively, in exploration expense which excludes indirect costs during the same periods of similar magnitude that are recorded as general and administrative expenses and expended in support of our evaluation, exploration and acquisition activities and establishment of our Mexican subsidiary to satisfy regulatory matters in Mexico.

As with any similarly-situated mining company, the Company is evaluating multiple prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focusing on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

EXCHANGE LISTINGS

In June and November 2011, the NYSE and the Toronto Stock Exchange (the "TSX"), respectively, concluded that the Company "no longer complied" with its listing rules due to the expropriation of Brisas and thereby advised the Company that they intended to delist the Company’s common shares.  The Company appealed both notifications.

With regard to the Company’s appeal to the TSX, the TSX determined the Company’s plan was not sufficiently advanced to allow additional time to regain compliance, which resulted in the removal of the Company’s common shares from the TSX to the TSX Venture Exchange (“TSXV”) on February 1, 2012.

With regard to the Company’s appeal to the NYSE, the Company was permitted to enter into a plan of compliance, but ultimately did not meet a key term of the plan.  Even though the Company believes it regained compliance with the NYSE continued listing standards on an overall basis, the NYSE again sent written notice of intent to file a delisting application in January 2013.  The Company appealed again and an oral hearing with an independent panel was held on February 28, 2013.  The NYSE notified the Company that its appeal had been denied on March 7, 2013, and subsequently suspended the Company’s common shares at the market close on March 14, 2013. As of the date hereof, the Company’s common shares continue to trade on the TSXV and the OTCQB with the symbol "GRZ.V" and "GDRZF", respectively.

CONVERTIBLE NOTES RESTRUCTURING

In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102,347,000 remained outstanding prior to June 15, 2012. Old Notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. Such Old Notes included interest at a rate of 5.50% annually, paid semi-annually in arrears and originally matured on June 15, 2022.

On May 16, 2012, the Company notified the holders of Old Notes, as required by the Indenture governing such notes (the "Indenture"), that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered. On June 15, 2012, pursuant to the put option provided in the Indenture (the "Put Option"), holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes to the Company for cash leaving a remaining balance of approximately $85.4 million.

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, with its three largest holders of Old Notes, who then held approximately 88% of such outstanding Old Notes. Subsequently, in the third quarter, the next largest holder of Old Notes was added to the Restructuring bringing the total amount of outstanding principal under the Old Notes subject to the Restructuring to approximately 98.7%. Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding Old Notes (the "Other Note Holders").

The Restructuring, among other terms, provided for the redemption of the remaining Old Notes held that were not previously surrendered to the Company pursuant to the Put Option. The general terms of the Restructuring were as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the Old Notes through the date on which the Restructuring was consummated:

•         $700 principal amount of Old Notes were exchanged for: (i) $200 in cash, (ii) 147.06 Class A common shares of the Company (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR").

•         $300 principal of Old Notes remained outstanding representing the same continuing indebtedness, subject to certain amended terms (the "Modified Notes") including: (i) maturity date of June 29, 2014; (ii) convertible into 250 shares of Class A common stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each note holder of the Modified Notes to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company paid approximately $2.6 million in restructuring costs including $0.9 million to holders of Old Notes electing the Restructuring based on their pro rata share of the total Old Notes restructured and $1.7 million in legal and other transaction costs. The restructuring costs have been allocated to the various components of the consideration given by the Company as detailed below. In addition, the Company paid $4.6 million, $5.6 million and $5.6 million in interest during 2012, 2011 and 2010 respectively.

The offer period related to the Restructuring expired on November 23, 2012 and was finalized on November 27, 2012. Holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring and $1,042,000 of Old Notes declined to participate. Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged Old Notes for Modified Notes with a face value of $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. At June 15, 2012, the fair value of the agreed upon consideration was estimated to equal the carrying value of the Old Notes of $84.4 million. On November 27, 2012 when the restructuring was completed, the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which is recorded in the audited consolidated statement of operations net of costs associated with the restructuring transaction. The gain is due to the effect of the decrease in the share price, between June 15, 2012 and the date the restructuring was completed, on the fair value of the consideration given. As of November 27, 2012, management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of equity, $19.3 million of Modified Notes and $1.0 million related to the CVR as summarized below:

	November 27, 2012 Fair Value of Consideration Given
	Cash	Equity	Notes	CVR	Gain	Total
Restructured notes	$16,887,500	$37,858,125	$19,302,688	$1,030,794	$9,325,893	$84,405,000
Restructuring costs		(672,248)	(657,770)	(18,303)	(1,236,798)	2,585,119
		$37,185,877	$18,644,918	$1,012,491	$8,089,095

The face value of convertible notes outstanding subsequent to the Restructuring was $26,357,000, which includes $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and will be accreted to their face value using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense.

Estimated fair value of modified notes as of November 27, 2012	$19,302,688
Restructuring costs allocated to modified notes	(657,770)
18,644,918
Accretion of modified notes during 2012	338,536
Carrying value of modified notes as of December 31, 2012	18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	$20,025,454

The remaining Old Notes held by non-electing Other Note Holders continue to be subject to the original terms of the Indenture which include (i) a maturity date of June 15, 2022; (ii) conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company; (iii) the ability of the Company, at its option, to redeem all or part of the Old Notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants in the Indenture, as amended, relating to both the new Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

BRISAS ARBITRATION

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas Project. In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

In October 2009 the Company began the Brisas Arbitration by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million The claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. After the parties each made several filings, the Tribunal held an oral hearing with the parties in Washington, D.C. which concluded on February 17, 2012. The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. In July 2012, the Tribunal issued a procedural order requesting the production of further evidence related to valuation issues. The parties have been requested to submit a joint report from their technical experts by April 26, 2013 and to submit observations of the parties on the experts’ report by May 24, 2013 with a hearing sometime in early June 2013 if either party requests.

Consistent with Venezuela’s publically stated intent to develop the Brisas Project and contiguous areas, it is the Company’s understanding that Venezuela has concluded a contract with a large Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. The Company continues to have discussions with the Venezuelan authorities regarding a settlement of the dispute including the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company.

A conservative estimate to develop either the Brisas or Brisas-Cristinas project without access to the Company’s engineering data could be 7 to 10 years; with a settlement that would provide access to that data, the mine theoretically could be developed in about 3 to 4 years. Gold Reserve has proposed a solution to the Venezuelan government that would allow the mine, with the assistance of the Chinese corporation, to be developed for the benefit of Venezuela, with proper compensation for the Company’s stakeholders. The Company has provided its solution to various government entities with oversight responsibility for the Brisas Project and through the submission of construction and financing proposals to the relevant authorities, including the Central Bank of Venezuela, the Ministry of Oil and Mines and the Attorney General’s office.

Gold Reserve has pursued and will continue to pursue a fair settlement with Venezuela. Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion. It is typical for tribunals in this type of arbitration to require six to eighteen months from the date of the oral hearing (the historical average is approximately 1.2 years) to finalize and issue its decision. The substantial value of the Brisas asset and the breadth and depth of the evidentiary record requires thoughtful consideration by the Tribunal and, as a result, the actual timing for the issuance of an arbitral award in this case will be as required by the Tribunal.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

LITIGATION SETTLEMENT

During December 2008 the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation ("Endeavour") relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. On September 20, 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement dismissing all legal actions Endeavour paid the Company Cdn$1,500,000 and Rusoro paid Cdn$250,000, issued 2,500,000 common shares and a conditional promissory note in the amount of $1,000,000 which, due to its contingent nature, has not been recorded as an asset. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

FINANCIAL OVERVIEW

The Company’s current financial position and continuing results of operations is primarily a consequence of the ongoing ICSID arbitration related to the seizure of the Brisas Project by the Venezuelan government and the impact of the note restructuring described above and in Note 12 to the audited consolidated financial statements. In addition, the effects of substantial operating deficits and Brisas Project development costs incurred since 1992, the issuance of $183 million of convertible notes and common shares and the acquisition of approximately $125 million of equipment subsequent to the issuance of the Brisas Project Authorization to Affect and the subsequent termination of the development of Brisas and Choco 5 have had a lingering influence on the company’s financial resources as well as management’s focus.

The Company has no commercial production at this time and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires or invests in an alternative project which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Arbitration, sale of remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the remaining notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

 SELECTED ANNUAL INFORMATION

	2012	2011	2010
Other income	$9,633,453	$2,358,514	$1,355,874
Loss from continuing operations	$(10,025,101)	$(23,612,393)	$(21,637,130)
Per share	$ (0.16)	$ (0.40)	$ (0.37)
Total Assets	$28,437,052	$78,340,069	$98,430,366
Total non-current financial liabilities	$21,037,945	$101,833,491	$100,754,404
Distributions or cash dividends declared per share	-	-	-

Factors that have caused period to period variations are more fully discussed below

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, the Company had cash and cash equivalents of approximately $8.3 million which represents a decrease from December 31, 2011 of approximately $49.3 million. The net decrease for the twelve months was primarily due to cash used for redemption of convertible notes of $36.2 million, including costs related to the restructuring (See Note 12 to the audited consolidated financial statements), and cash used by operations of $13.4 million. The components of changes in cash are more fully described in the "Operating," "Investing" and "Financing" Activities section below.

	2012	Change	2011
Cash and cash equivalents	$ 8,347,518	$ (49,329,852)	$ 57,677,370

As of December 31, 2012, the Company’s total financial resources, which include cash and cash equivalents and marketable securities, totaled approximately $9.1 million. In addition, the Company holds Brisas Project related equipment that it intends to dispose of in the near term which is carried on the balance sheet (as property, plant and equipment) at its estimated fair value of approximately $19 million.

The timing and extent of additional funding, if any, depends on a number of important factors, including, but not limited to the timing and outcome of the Company’s current exploration program, its dispute with Venezuela, the timing and the amount of proceeds, if any, from the sale of Brisas Project related equipment, the extent of future acquisitions or investments, if any, status of the financial markets and the Company’s share price. The Company believes that cash and investment balances and funds available from potential future equipment sales will be sufficient to enable it to fund its activities into 2014. As of March 22, 2013, the Company had approximately $7.8 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

Operating Activities

Cash flow used by operating activities for the years ended December 31, 2012, 2011 and 2010 was approximately $13.2 million, $17.9 million and $20.4 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash income and expense items primarily related to gain on settlement of debt, stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, gains on sale of equipment and marketable securities, and certain non-cash changes in working capital.

Cash flow used by operating activities during the year ended December 31, 2012 generally decreased from the prior comparable period primarily due to a decrease in professional fees and expenses connected with the arbitration and the receipt of funds as a result of settlement of litigation related to the 2008 unsolicited takeover bid for the Company. (See Note 13 to the audited consolidated financial statements)

Investing Activities

	2012	Change	2011	Change	2010
Net proceeds (purchases) of marketable securities	$ 13,645	$ (954,532)	$ 968,177	$ (9,162,466)	$ 10,130,643
Purchase of property, plant and equipment	(159,138)	(108,660)	(50,478)	9,446,214	(9,496,692)
Proceeds from sale of equipment	277,965	(16,179,576)	16,457,541	7,542,926	8,914,615
Decrease in restricted cash	-	-	-	(9,489,777)	9,489,777
Other	-	-	-	1,429,655	(1,429,655)
	$ 132,472	$ (17,242,768)	$ 17,375,240	$ (233,448)	$ 17,608,688

The changes in marketable securities primarily relate to changes in debt securities which were purchased in 2009 and matured in 2010 and a decrease in the sale of marketable equity securities in 2012 over the previous period in 2011. Changes in property, plant and equipment from 2010 to 2011 mainly relate to contractual purchases of equipment, payment for which was substantially completed in 2010. Likewise, proceeds from the sale of equipment relates to the subsequent disposal of such equipment.  In connection with a portion of the Brisas Project equipment commitments, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank, secured by cash, which was recorded on the balance sheet as restricted cash. During 2010, the Company made its final payments on the commitments covered under the letter of credit and accordingly, as of December 31, 2010 the Company had no restricted cash.

Financing Activities

	2012	Change	2011	Change	2010
Settlement of convertible debt	$ (33,787,500)	$ (33,786,817)	$ (683)	(683)	-
Restructuring fees	(2,585,119)	(2,585,119)	-	-	-
Issuance of common shares	81,925	66,147	15,778	$ (27,883)	$ 43,661
	$ (36,290,694)	$ (36,305,789)	$ 15,095	$ (28,566)	$ 43,661

On June 15, 2012, pursuant to the Put Option provided for in the note indenture, note holders elected to surrender approximately $16.9 million of the remaining $102,347,000 of outstanding notes to the Company for cash leaving a remaining balance of approximately $85.4 million. (See Management’s Discussion and Analysis and Note 12 to the audited consolidated financial statements).

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, and subsequently offered to all note holders. For each $1,000 in principal amount, plus any accrued and unpaid interest on the notes through the date on which the Restructuring was consummated note holders received (i) $200 in cash, (ii) 147.06 Class A common shares (equivalent to a conversion price of $3.40), (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR") and $300 principal of notes remained outstanding representing substantially the same continuing indebtedness, subject to certain amended terms. The Company also paid approximately $0.9 million to note holders electing the Restructuring based on their pro rata share of the total notes restructured and incurred an additional $1.7 million in legal and other transaction costs which have been allocated to the various components of the consideration given by the Company.

Holders of an aggregate of $84,405,000 of notes elected to participate in the Restructuring and $1,042,000 of notes declined to participate. The Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged existing convertible notes for Modified Notes totaling $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. Convertible notes outstanding subsequent to the Restructuring transaction totaled $26,357,000, which is comprised of $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring.

The Company had no other significant financing activities in 2012, 2011 and 2010. Net proceeds from the issuance of common shares relate to the exercise of employee stock options and totaled $81,925, $15,778 and $43,661 during the years ended December 31, 2012, 2011 and 2010, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2012:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)(2)	$26,357,000	$ -	$25,315,000	$ -	$ 1,042,000
Interest	2,687,078	1,449,635	864,928	114,620	257,895
	$29,044,078	$ 1,449,635	$26,179,928	$ 114,620	$ 1,299,895

1)       Includes $25,315,000 principal amount of 5.50% convertible notes due June 29, 2014 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. The notes pay interest semi-annually and subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2)       The amount recorded as convertible notes in the audited consolidated balance sheet as of December 31, 2012 is comprised of the $19.0 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the restructuring transaction described herein and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $19.0 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense. See Management’s Discussion and Analysis and Note 12 to the audited consolidated financial statements)

RESULTS OF OPERATIONS

Summary

Consolidated net loss for the year ended December 31, 2012 was approximately $10.0 million, or $0.16 per share, compared to a net loss for the year ended December 31, 2011 of $23.6 million, or $0.40 per share, a decrease of approximately $13.6 million.

	2012	Change	2011	Change	2010
Other Income (Loss)	$ 9,633,453	$ 7,274,939	$ 2,358,514	$ 1,002,640	$ 1,355,874
Total Expenses	(19,658,554)	6,312,353	(25,970,907)	(2,977,903)	(22,993,004)
Net Loss	$ (10,025,101)	$ 13,587,292	$ (23,612,393)	$ (1,975,263)	$ (21,637,130)

Other Income

The Company has no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. In 2012, gain on settlement of debt (net of expenses) and litigation settlement accounted for an increase in other income of approximately $10.0 million before offsets for decreases in interest, gains on marketable securities and equipment sales of approximately $2.7 million for a net change in other income of approximately $7.3 million.  The increase in other income in 2011 over 2010 was primarily due to the disposition of marketable securities and sales of equipment totaling $1.5 million partially offset by a decrease in interest income due to lower levels of invested cash. Additionally, the Company’s 2010 other income included a one-time gain on the disposition of subsidiaries.

	2012	Change	2011	Change	2010

Gain on settlement of debt	$8,089,095	$8,087,791	$1,304	$1,304	$-
Litigation settlement	1,891,035	1,891,035	-	-	-
Gain on sale of equipment	97,965	(1,362,762)	1,460,727	1,041,314	419,413
Interest	15,727	(101,229)	116,956	(125,214)	242,170
Gain on sale of marketable securities	7,373	(765,325)	772,698	531,077	241,621
Loss on impairment of marketable securities	(433,973)	(433,973)	-	-	-
Foreign currency gain (loss)	(33,769)	(40,598)	6,829	28,736	(21,907)
Gain on sale of subsidiaries	-	-	-	(474,577)	474,577
	$ 9,633,453	$ 7,274,939	$ 2,358,514	$ 1,002,640	$ 1,355,874

Expenses

Core operating expenses (corporate general and administrative, exploration, legal and accounting and Venezuelan operations) increased by approximately $0.8 million and $3.1 million for the years ended December 31, 2012 and 2011, respectively. The increase in core operating expenses in 2012 over 2011 is primarily a result of increases in corporate general and administrative expense and legal and accounting expense of approximately $0.7 million and $1.0 million, respectively, offset by decreases in Venezuelan operations and exploration totaling approximately $0.9 million.

The increase in corporate general and administrative expense for the year ended December 2012 was primarily a result of non-cash charges associated with the previous issuance of stock-based compensation partially offset by cash-based reductions related to both the number of personnel and compensation related items, fees associated with consultants and other discretionary costs. The increase in legal and accounting expense is primarily attributable to corporate and tax planning activities as well costs associated with litigation. Costs associated with Venezuelan operations continue to decline and are expected to be minimal in 2013. The decrease in exploration expenses is attributable to a reduction in compensation. The increase in core operating expenses in 2011 over 2010 is primarily a result of increases in corporate general and administrative expense related to non-cash charges associated with the historical issuance of stock options and to a lesser degree restricted shares partially offset by a reduction in costs associated with the Venezuelan operations.

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Non-cash compensation associated with the restricted stock grants is computed based on the value of the shares at date of grant. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options. The Company recorded non-cash compensation expense during 2012 and 2011 of $4.8 million and $4.1 million, respectively, for stock-based grants in 2012, 2011 and prior periods.

Non-core operating expenses for the years ended December 31, 2012 and 2011 decreased from the comparable period approximately $7.1 million and $0.1 million, respectively. For the year ended December 2012, the change was due to decreased interest expense as a result of the debt restructuring, decreases in arbitration costs as a result of moving into the post oral hearing phase of the case, decreases in costs associated with holding and maintaining Brisas related equipment and a decline in equipment write-downs. For the year ended December 2011, the change was primarily a result of reductions in charges related to equipment write-downs partially offset by an increase in costs associated with the arbitration proceedings, as well as a slight increase in costs associated with holding and maintaining equipment.

Overall, total expenses decreased by approximately $6.3 million and increased $3.0 million for the years ended December 31, 2012 and 2011, respectively.

CORE	2012	Change	2011	Change	2010

Corporate general and administrative	$ 6,784,223	$707,676	$6,076,547	$ 2,262,198	$3,814,349
Exploration	940,122	(351,405)	1,291,527	1,291,527	-
Legal and accounting	1,490,716	972,500	518,216	71,605	446,611
Venezuelan operations	586,956	(576,836)	1,163,792	(550,751)	1,714,543
	9,802,017	751,935	9,050,082	3,074,579	5,975,503
NON-CORE
Interest expense	5,331,042	(1,379,211)	6,710,253	68,376	6,641,877
Arbitration	3,416,729	(3,242,630)	6,659,359	369,712	6,289,647
Equipment holding costs	1,037,600	(631,654)	1,669,254	102,073	1,567,181
Write-down of machinery & equipment	71,166	(1,810,793)	1,881,959	(636,837)	2,518,796

	9,856,537	(7,064,288)	16,920,825	(96,676)	17,017,501

Total expenses for the period	$ 19,658,554	$(6,312,353)	$25,970,907	$2,977,903	$22,993,004

SUMMARY OF QUARTERLY RESULTS

Quarter ended        12/31/12            9/30/12            6/30/12            3/31/12          12/31/11            9/30/11            6/30/11            3/31/11

Other Income     $7,713,505      $1,905,894             $4,138             $9,916           $20,382      $1,214,530         $516,569         $607,033

Net income (loss)

 before tax            4,353,609       (1,749,062)     (4,907,669)     (7,721,979)     (6,513,744)     (5,061,616)     (6,871,411)     (5,165,622)

   Per share                    0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

   Fully diluted               0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

Net income (loss) 4,353,609       (1,749,062)     (4,907,669)     (7,721,979)     (6,513,744)     (5,061,616)     (6,871,411)     (5,165,622)

   Per share                    0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

   Fully diluted               0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)              (0.12)              (0.09)

Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities. In the third quarter of 2012, the Company recorded other income of $1.9 million from settlement of litigation. Other income during 2011 and the first half of 2012 varied due to the timing of sales of equipment and marketable securities.

During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and increases in other income in the third and fourth quarters as noted above. In 2011, net loss increased during the second quarter due to arbitration costs, decreased in the third quarter due to sales of equipment and increased in the fourth quarter due primarily to a write-down of the value of the Company’s remaining equipment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

MGC Ventures Inc. ("MGC Ventures"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2012 and 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies Inc. ("Great Basin"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2012 and 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•         assessments of the recoverability and carrying value of the Brisas Project related equipment, the realizable value of which may be different than management’s current estimate.

•         determination of the fair value of the Company’s convertible notes which are accreted to their face value at maturity using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

•         use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation.

•         preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Any current or future operations the Company may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which it operates.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update are effective for reporting periods beginning after December 15, 2012 and are not expected to have a significant impact on the Company’s financial statements.

 In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance effective January 1, 2012 did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update was effective for the Company beginning January 1, 2012 and did not have a significant impact on the Company’s financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Common Shares

The Company is authorized to issue an unlimited number of Class A common shares without par value of which 72,241,473 Class A common shares were issued as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Equity Units

In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprises one Class B common share of the Company and one Gold Reserve Corporation Class B common share, and is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity Units, of which 500,236 were issued as of the date hereof, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Preferred Shares

The Company is authorized, subject to the limitations prescribed by law and the Company’s articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative;  the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Equity Incentive Plan

The Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan"). The 2012 Plan permits grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2012 there were 517,983 options available for grant.

Stock options exercisable for Common Shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
December 5, 2013	$ 0.29	1,071,688
March 18, 2014	$ 0.73	456,000
January 3, 2016	$ 1.82	2,625,000
January 30, 2017	$ 2.89	1,620,500
June 9, 2021	$ 1.92	950,000
Total Class A common shares issuable pursuant to stock options		6,723,188

Convertible Notes

The Company has Convertible Notes outstanding as of the date hereof totaling $26,357,000, which is comprised of face value $25,315,000 of Modified Notes convertible to Class A common shares under certain circumstances at $4.00 per share and face value $1,042,000 of Old Notes convertible to Class A common shares under certain circumstances at $7.54 per share.

The following summarizes the share capital structure of the Company as of the date hereof:

Class A common shares outstanding	72,241,473
Equity Units outstanding	500,236
Total shares outstanding	72,741,709
Shares issuable pursuant to the 2012 Equity Incentive Plan	6,723,188
Shares issuable pursuant to the Convertible Notes	6,466,946
Total shares outstanding, fully diluted	85,931,843

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND INFORMATION

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" and "forward-looking information" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

In this Management's Discussion and Analysis, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause its actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are out of the Company’s control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company’s filings with Canadian and U.S. securities regulatory agencies for additional factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

MANAGEMENT'S REPORT

To the Shareholders of Gold Reserve Inc.

The accompanying audited consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the U.S.  Internal control over financial reporting includes:

•        maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•        providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles;

•        providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers of the Company; and

•        providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by the Company’s independent auditors, PricewaterhouseCoopers LLP ("PwC"), a registered public accounting firm, as stated in their audit report, which is dated March 21, 2013 and included below.

/s/ Rockne J. Timm                                                                                                     /s/ Robert A. McGuinness

     Chief Executive Officer                                                                                              Vice President–Finance and CFO

         March 25, 2013                                                                                                        March 25, 2013

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Gold Reserve Inc.

We have completed integrated audits of Gold Reserve Inc.’s (“Gold Reserve”) 2012 and 2011 consolidated financial statements and an audit of its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Gold Reserve, which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 and cumulatively for the period from January 1, 2010 to December 31, 2012, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve as at December 31, 2012 and 2011 and its financial operations and its cash flows for each of the three years in the period ended December 31, 2012 and cumulatively for the period from January 1, 2010 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

We have also audited Gold Reserve’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Gold Reserve maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 21, 2013

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

 (Expressed in U.S. dollars)

	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$8,347,518	$57,677,370
Assets held for sale (Note 7)	–	450,000
Marketable securities (Notes 5, 6)	723,449	892,271
Deposits, advances and other	175,293	194,802
Total current assets	9,246,260	59,214,443
Property, plant and equipment, net (Note 7)	19,190,792	19,125,626
Total assets	$28,437,052	$78,340,069
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$914,977	$2,076,131
Accrued interest	64,269	234,545
Total current liabilities	979,246	2,310,676

Convertible notes (Note 12)	20,025,454	101,833,491
Other (Note 12)	1,012,491	–
Total liabilities	22,017,191	104,144,167

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value

Authorized:

Unlimited

Issued:

None

Common shares and equity units

283,482,779

244,023,265

Class A common shares, without par value

Authorized:

Unlimited

Issued and outstanding:

2012…72,211,473

2011…59,043,972

Equity Units

Issued and outstanding:

2012…500,236

2011…500,236

Contributed Surplus

5,171,603

5,171,603

Stock options (Note 9)

19,762,883

17,143,278

Accumulated deficit

(302,209,087)

(292,183,986)

Accumulated other comprehensive income

211,683

41,742

Total shareholders' equity (deficit)

6,419,861

(25,804,098)

Total liabilities and shareholders' equity

$

28,437,052

$

78,340,069

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2012	2011	2010	December 31, 2012
OTHER INCOME (LOSS)
Interest	$15,727	$116,956	$242,170	$374,853
Litigation settlement (Note 13)	1,891,035	–	–	1,891,035
Gain on sale of marketable securities	7,373	772,698	241,621	1,021,692
Loss on impairment of marketable securities	(433,973)	–	–	(433,973)
Gain on sale of equipment	97,965	1,460,727	419,413	1,978,105
Gain on sale of subsidiaries (Note 10)	–	–	474,577	474,577
Gain on settlement of debt (Note 12)	8,089,095	1,304	–	8,090,399
Foreign currency gain (loss)	(33,769)	6,829	(21,907)	(48,847)
	9,633,453	2,358,514	1,355,874	13,347,841
EXPENSES
Corporate general and administrative	6,784,223	6,076,547	3,814,349	16,675,119
Exploration	940,122	1,291,527	–	2,231,649
Legal and accounting	1,490,716	518,216	446,611	2,455,543
Venezuelan operations	586,956	1,163,792	1,714,543	3,465,291
Arbitration (Note 3)	3,416,729	6,659,359	6,289,647	16,365,735
Equipment holding costs	1,037,600	1,669,254	1,567,181	4,274,035
Write-down of machinery and equipment	71,166	1,881,959	2,518,796	4,471,921
	14,327,512	19,260,654	16,351,127	49,939,293
Loss before interest expense	(4,694,059)	(16,902,140)	(14,995,253)	(36,591,452)

Interest expense	(5,331,042)	(6,710,253)	(6,641,877)	(18,683,172)
Net loss for the period	$(10,025,101)	$(23,612,393)	$(21,637,130)	$(55,274,624)

Net loss per share, basic and diluted	$(0.16)	$(0.40)	$(0.37)
Weighted average common shares outstanding	61,377,173	59,470,615	57,754,492

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2012	2011	2010	December 31, 2012

Net loss for the period	$(10,025,101)	$(23,612,393)	$(21,637,130)	$(55,274,624)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(256,659)	(403,475)	1,736,761	1,076,627
Realized gains included in net loss	(7,373)	(772,698)	(241,621)	(1,021,692)
Impairment of marketable securities	433,973	–	–	433,973
Other comprehensive income (loss)	169,941	(1,176,173)	1,495,140	488,908
Comprehensive loss for the period	$(9,855,160)	$(24,788,566)	$(20,141,990)	$(54,785,716)

The accompanying notes are an integral part of the consolidated financial statements.

                                                 GOLD RESERVE INC.

                                            (A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Common Shares and Equity Units Held by Affiliates	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income (loss)	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2009	57,694,997	500,236	$242,207,200	$ 5,171,603	$ (636,267)	$ 14,448,889	$(246,934,463)	$ (277,225)	$ (110,691)
Net loss							(21,637,130)
Other comprehensive income								1,495,140
Stock option compensation						99,532
Fair value of options exercised			29,851			(29,851)
Common shares issued for:
Option exercises ($0.29/share avg.)	150,554		43,661
Services ($1.62/share avg.)	924,300		1,503,566
Decrease in shares held by affiliates			(201,820)		636,267
Balance, December 31, 2010	58,769,851	500,236	243,582,458	5,171,603	-	14,518,570	(268,571,593)	1,217,915	(110,691)
Net loss							(23,612,393)
Other comprehensive loss								(1,176,173)
Stock option compensation						2,723,577
Fair value of options exercised			98,869			(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation									110,691
Balance, December 31, 2011	59,043,972	500,236	244,023,265	5,171,603	-	17,143,278	(292,183,986)	41,742	-
Net loss							(10,025,101)
Other comprehensive income								169,941
Stock option compensation						2,682,742
Fair value of options exercised			63,137			(63,137)
Common shares issued for:
Convertible notes restructure	12,412,501		37,185,877
Option exercises ($1.56/share avg.)	52,500		81,925
Services ($3.03/share avg.)	702,500		2,128,575
Balance, December 31, 2012	72,211,473	500,236	$ 283,482,779	$ 5,171,603	$ -	$ 19,762,883	$(302,209,087)	$ 211,683	$ -

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

				January 1, 2010
	For the Years Ended December 31,			through
	2012	2011	2010	December 31, 2012
Cash Flows from Operating Activities:
Net loss for the period	$(10,025,101)	$(23,612,393)	$(21,637,130)	$(55,274,624)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	2,682,742	2,723,577	99,532	5,505,851
Depreciation	22,806	68,222	132,653	223,681
Gain on settlement of debt	(8,089,095)	(1,304)	–	(8,090,399)
Gain on sale of equipment	(97,965)	(1,460,727)	(419,413)	(1,978,105)

Gain on sale of subsidiaries

	–	–	(474,577)	(474,577)

Write-down of machinery and equipment

	71,166	1,881,959	2,518,796	4,471,921

Amortization of premium on marketable

debt securities

	–	–	175,020	175,020
Accretion of convertible notes	852,045	1,081,074	1,012,682	2,945,801
Securities received in settlement of litigation	(101,482)	–	–	(101,482)
Net gain on sale of marketable securities	(7,373)	(772,698)	(241,621)	(1,021,692)
Impairment of marketable securities	433,973	–	–	433,973
Shares issued for compensation and KSOP	2,125,815	1,560,159	470,415	4,156,389
Changes in non-cash working capital:
Net decrease in deposits and advances	22,269	189,712	91,812	303,793

Net increase (decrease) in accounts payable

and accrued expenses

	(1,061,430)	442,976	(2,156,853)	(2,775,307)
Net cash used in operating activities	(13,171,630)	(17,899,443)	(20,428,684)	(51,499,757)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	13,645	1,666,751	11,158,787	12,839,183
Purchase of marketable securities	–	(698,574)	(1,028,144)	(1,726,718)
Purchase of property, plant and equipment	(159,138)	(50,478)	(9,496,692)	(9,706,308)
Proceeds from sales of equipment	277,965	16,457,541	8,914,615	25,650,121
Decrease in restricted cash	–	–	9,489,777	9,489,777
Deconsolidation of subsidiaries	–	–	(1,429,655)	(1,429,655)
Net cash provided by investing activities	132,472	17,375,240	17,608,688	35,116,400
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	81,925	15,778	43,661	141,364
Restructure fees	(2,585,119)	–	–	(2,585,119)
Settlement of convertible notes	(33,787,500)	(683)	–	(33,788,183)
Net cash provided by (used in) financing activities	(36,290,694)	15,095	43,661	(36,231,938)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(49,329,852)	(509,108)	(2,776,335)	(52,615,295)
Cash and cash equivalents - beginning of period	57,677,370	58,186,478	60,962,813	60,962,813
Cash and cash equivalents - end of period	$8,347,518	$57,677,370	$58,186,478	$8,347,518

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share.

The Company’s recent activities have included: obtaining a working interest in the La Tortuga project, establishing the local operating entity and commencing related exploration (See Note 7 to the audited consolidated financial statements); concluding the redemption and restructuring of the Company’s convertible notes (See Note 12 to the audited consolidated financial statements); implementing its plan to regain compliance with the NYSE-MKT (the "NYSE" or "Exchange") continued listing standards which was denied by the Exchange on March 7, 2013; defending and ultimately settling litigation related to a breach of fiduciary responsibility during the course of a 2008 unsolicited takeover bid (See Note 13 to the audited consolidated financial statements); and since 2009, executing the Company’s arbitration claim against Venezuela as well as continued efforts to reach an amicable settlement (See Note 3 to the audited consolidated financial statements). The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Development Stage Enterprise. As a result of the expropriation of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The expropriation resulted in the end of the development of the Brisas Project and management considers January 1, 2010 a new inception date of the continued development of the Company’s business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment that has been adjusted to an estimated net realizable value of $19 million which is not being depreciated. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long-Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Bonus Pool Plan. The Company maintains a Bonus Plan related to the outcome of its arbitration against Venezuela as described in Note 3. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company will not accrue a liability for this Plan until and unless events required for payment under the Plan occur.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Measurement Uncertainty. The realizable value of the remaining equipment, originally purchased for the Brisas Project, may be different than management’s current estimate. Any operations the Company may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which it operates. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at their estimated fair value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities and gains and losses on certain derivative instruments. The Company presents comprehensive loss and its components in the audited consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable and accrued expenses are recorded at amortized cost.

Contingent Value Rights.  Contingent value rights are obligations arising from the disposition of a portion of the rights to future proceeds of an arbitration award against Venezuela and/or the sale of mining data.

Note 2.  New Accounting Policies:

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update are effective for reporting periods beginning after December 15, 2012 and are not expected to have a significant impact on the Company’s financial statements.

 In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance effective January 1, 2012 did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update was effective for the Company beginning January 1, 2012 and did not have a significant impact on the Company’s financial statements.

Note 3.  Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas Project. In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

In October 2009 the Company began the Brisas Arbitration by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including interest accrued since the loss to July 29, 2011, represents the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. After the parties each made several filings, the Tribunal held an oral hearing with the parties in Washington, D.C. which concluded on February 17, 2012. The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. In July 2012, the Tribunal issued a procedural order requesting the production of further evidence related to valuation issues. The parties have been requested to submit a joint report from their technical experts by April 26, 2013 and to submit observations of the parties on the experts’ report by May 24, 2013 with a hearing sometime in early June 2013 if either party requests.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Pursuant to its recent debt restructuring (See Note 12 to the audited consolidated financial statements), the Company issued a CVR which entitles each note holder to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

Note 4.  Cash and Cash Equivalents:

	2012	2011
U.S. Treasury bills	$–	$40,000,000
Bank deposits	2,981,234	12,238,554
Money market funds	5,366,284	5,438,816
Total	$8,347,518	$57,677,370

At December 31, 2012 and 2011, the Company had cash of approximately $9,000 and $88,000 respectively, in Venezuela.

Note 5.  Marketable Securities:

	2012	2011
Fair value at beginning of year	$892,271	$2,263,923
Acquisitions	101,482	698,574
Dispositions, at cost	(6,272)	(894,053)
Realized gain	(7,373)	(772,698)
Unrealized loss	(256,659)	(403,475)
Fair value at balance sheet date	$723,449	$892,271

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. In 2012, declines in the fair value of certain securities were determined to be other than temporary and as a result the Company recognized an impairment loss of $433,973. As of December 31, 2012 and 2011, marketable securities had a cost basis of $511,766 and $850,529, respectively.

Note 6.  Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value December 31, 2012	Level 1	Level 2	Level 3
Marketable securities	$ 723,449	$ 723,449	–	–

	Fair value December 31, 2011	Level 1	Level 2	Level 3
Marketable securities	$ 892,271	$ 892,271	–	–

Note 7.  Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2012
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	526,363	(485,409)	40,954
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	150,010	–	150,010
	$19,874,836	$(684,044)	$19,190,792

		Accumulated
	Cost	Depreciation	Net
December 31, 2011
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	517,235	(463,066)	54,169
Leasehold improvements	41,190	(40,727)	463
Venezuelan property and equipment	1,415,972	(1,330,806)	85,166
	$20,960,225	$(1,834,599)	$19,125,626

Machinery and equipment includes amounts paid for equipment previously intended for use on the Brisas Project. At December 31, 2011 equipment with a carrying value of approximately $0.45 million was reclassified to Assets held for sale and sold during the first quarter of 2012 for its carrying value.

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the La Tortuga Property for $2,000,000. Upon signing, the Company made an initial $50,000 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining.

Note 8.  KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account. Cash contributions for the Plan years 2012, 2011 and 2010 were approximately $169,000, $127,000 and $175,000 respectively. Additionally, in 2011 the Plan allocated common shares valued at $110,690 to eligible participants.

Note 9.  Stock Based Compensation Plans:

Equity Incentive Plans.  In order to comply with the requirements of the TSX Venture Exchange ("TSXV"), the Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the "1997 Plan") and the 2008 Venezuelan Equity Incentive Plan (the "Venezuelan plan"). Upon shareholder approval, all awards previously granted pursuant to the 1997 Plan and the Venezuelan Plan became subject to the 2012 Plan and the previous plans were terminated.  The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of December 31, 2012 there were 517,983 options available for grant. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,185,188	$ 1.42	3,178,102	$ 2.39	4,573,318	$ 2.67
Options exercised	(52,500)	1.56	(138,501)	0.93	(150,554)	0.29
Options expired	–	–	(1,521,413)	4.52	(1,142,745)	3.75
Options forfeited	–	–	(126,000)	1.82	(101,917)	2.83
Options granted	1,620,500	2.89	3,793,000	1.85	–	–
Options outstanding - end of period	6,753,188	$ 1.77	5,185,188	$ 1.42	3,178,102	$ 2.39

Options exercisable - end of period	4,568,988	$ 1.59	2,897,688	$ 1.07	3,178,102	$ 2.39

The following table relates to stock options at December 31, 2012:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.29	1,079,188	$0.29	$3,259,148	0.93	1,079,188	$0.29	$3,259,148	0.93
$0.73 - $0.73	468,500	$0.73	1,208,730	1.21	468,500	$0.73	1,208,730	1.21
$1.82 - $1.82	2,635,000	$1.82	3,926,150	3.01	1,966,250	$1.82	2,929,713	3.01
$1.92 - $1.92	950,000	$1.92	1,320,500	8.44	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	680,610	4.08	1,055,050	$2.89	443,121	4.08
$0.29 - $2.89	6,753,188	$1.77	$10,395,138	3.57	4,568,988	$1.59	$7,840,712	2.58

During the years ended December 31, 2012 and 2011, the Company granted approximately 1.6 million and 3.8 million options, respectively. The Company recorded non-cash compensation expense during 2012, 2011 and 2010 of $2.7 million, $2.7 million and $0.1 million, respectively, for stock options granted in 2012 and prior periods. As of December 31, 2012, compensation expense of $0.4 million related to unvested options remains to be recognized over the remaining vesting period.

The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2011 was calculated at $1.22 and $1.23, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2012	2011
Risk free interest rate	0.29%	1.52%
Expected Term	2.9 years	4.0 years
Expected volatility	65%	97%
Dividend yield	nil	nil

The risk free interest rate is based on the U.S. Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Restricted Stock.  During the years ended December 31, 2012, 2011 and 2010, the Company issued 0.7 million, 0.2 million and 0.9 million shares of restricted stock, respectively to employees and directors of the Company. The fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company recorded non-cash compensation expense during 2012, 2011 and 2010 of $2.1 million, $1.4 million and $0.5 million, respectively, for stock issued in 2012 and prior periods.

Retention Units Plan.  The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas Project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of December 31, 2012 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.  Related Party Transactions:

MGC Ventures Inc. ("MGC Ventures"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at December 31, 2012 and 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies Inc. ("Great Basin"). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at December 31, 2012 and 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Note 11.  Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2015 and amending certain provisions of the Rights Plan which would exempt the Large Note Holders from triggering the Plan as a result of the Restructuring (See Note 12). The Rights Plan is designed to give the Board of Directors time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 12.  Convertible Notes:

In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes ("Old Notes"), of which $102,347,000 remained outstanding prior to June 15, 2012. Old Notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. Such Old Notes included interest at a rate of 5.50% annually, paid semi-annually in arrears and originally matured on June 15, 2022.

On May 16, 2012, the Company notified the holders of Old Notes, as required by the Indenture governing such notes (the "Indenture"), that they had the right to require the Company to purchase all or a portion of their Old Notes on June 15, 2012 and that, pursuant to a negotiated agreement with the largest note holders, the Company would pay, in cash, any such notes validly surrendered. On June 15, 2012, pursuant to the put option provided in the Indenture (the "Put Option"), holders of Old Notes elected to surrender approximately $16.9 million of the Old Notes to the Company for cash leaving a remaining balance of approximately $85.4 million.

Concurrent with the Put Option, the Company announced the restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012, with its three largest holders of Old Notes, who then held approximately 88% of such outstanding Old Notes. Subsequently, in the third quarter, the next largest holder of Old Notes was added to the Restructuring bringing the total amount of outstanding principal under the Old Notes subject to the Restructuring to approximately 98.7%. Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding Old Notes (the "Other Note Holders").

The Restructuring, among other terms, provided for the redemption of the remaining Old Notes held that were not previously surrendered to the Company pursuant to the Put Option. The general terms of the Restructuring were as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the Old Notes through the date on which the Restructuring was consummated:

•         $700 principal amount of Old Notes were exchanged for: (i) $200 in cash, (ii) 147.06 Class A common shares of the Company (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of an aggregate 5.468% Contingent Value Right ("CVR").

•         $300 principal of Old Notes remained outstanding representing the same continuing indebtedness, subject to certain amended terms (the "Modified Notes") including: (i) maturity date of June 29, 2014; (ii) convertible into 250 shares of Class A common stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its Class A common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each note holder of the Modified Notes to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company paid approximately $2.6 million in restructuring costs including $0.9 million to holders of Old Notes electing the Restructuring based on their pro rata share of the total Old Notes restructured and $1.7 million in legal and other transaction costs. The restructuring costs have been allocated to the various components of the consideration given by the Company as detailed below. In addition, the Company paid $4.6 million, $5.6 million and $5.6 million in interest during 2012, 2011 and 2010 respectively.

The offer period related to the Restructuring expired on November 23, 2012 and was finalized on November 27, 2012. Holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring and $1,042,000 of Old Notes declined to participate. Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, exchanged Old Notes for Modified Notes with a face value of $25,315,000 and issued CVR’s totaling 5.468% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. At June 15, 2012, the fair value of the agreed upon consideration was estimated to equal the carrying value of the Old Notes of $84.4 million. On November 27, 2012 when the restructuring was completed, the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which is recorded in the audited consolidated statement of operations net of costs associated with the restructuring transaction. The gain is due to the effect of the decrease in the share price, between June 15, 2012 and the date the restructuring was completed, on the fair value of the consideration given. As of November 27, 2012, management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of equity, $19.3 million of Modified Notes and $1.0 million related to the CVR as summarized below:

	November 27, 2012 Fair Value of Consideration Given
	Cash	Equity	Notes	CVR	Gain	Total
Restructured notes	$16,887,500	$37,858,125	$19,302,688	$1,030,794	$9,325,893	$84,405,000
Restructuring costs		(672,248)	(657,770)	(18,303)	(1,236,798)	2,585,119
		$37,185,877	$18,644,918	$1,012,491	$8,089,095

The face value of convertible notes outstanding subsequent to the Restructuring was $26,357,000, which includes $25,315,000 of Modified Notes and $1,042,000 of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The Modified Notes were initially recorded at their estimated fair value, net of restructuring costs and will be accreted to their face value using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense.

Estimated fair value of modified notes as of November 27, 2012	$19,302,688
Restructuring costs allocated to modified notes	(657,770)
18,644,918
Accretion of modified notes during 2012	338,536
Carrying value of modified notes as of December 31, 2012	18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	$20,025,454

The remaining Old Notes held by non-electing Other Note Holders continue to be subject to the original terms of the Indenture which include (i) a maturity date of June 15, 2022; (ii) conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company; (iii) the ability of the Company, at its option, to redeem all or part of the Old Notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

The covenants in the Indenture, as amended, relating to both the new Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

Note 13.  Litigation:

During December 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro Mining Ltd and Rusoro’s financial advisor Endeavour Financial International Corporation ("Endeavour") relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. In September 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement, dismissing all legal actions, Endeavour paid the Company Cdn $1,500,000 and Rusoro paid Cdn $250,000, issued 2,500,000 common shares and a note in the amount of $1,000,000 which due to its contingent nature has not been recorded as an asset. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

Note 14.  Income Tax:

Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2012	2011	2010
Income tax benefit based on Canadian tax rates	$ 2,506,275	$ 6,257,284	$ 6,058,396
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	623,387	474,459	218,882
Non-deductible expenses	(2,617,969)	(1,428,111)	(473,091)
Change in valuation allowance and other	(511,693)	(5,303,632)	(5,804,187)
	$ –	$ –	$ –

No current income tax has been recorded by the parent company for the three years ended December 31, 2012. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2012 and 2011 were as follows:

	Future Tax Asset
	2012	2011
Accounts payable and accrued expenses	$ 33,869	$ 43,966
Property, plant and equipment	(5,248)	(7,254)
Total temporary differences	28,621	36,712
Net operating loss carry forward	37,543,580	35,659,263
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses
and tax credit carry forwards	37,592,072	35,715,846
Valuation allowance	(37,592,072)	(35,715,846)
Net deferred tax asset	$ –	$ –

At December 31, 2012, the Company had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$ –	$ 1,734,082	2014
–	2,161,329	2015
1,386,674	–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	2,624,353	2026
6,033,603	4,870,458	2027
4,360,823	18,563,966	2028
1,769,963	17,593,207	2029
2,159,079	21,735,430	2030
3,216,024	24,338,649	2031
3,041,866	3,399,516	2032
$ 39,083,328	$ 97,020,990

Corporate Information

Officers and Directors

Rockne J. Timm

Chief Executive Officer and Director

A. Douglas Belanger

President and Director

Robert A. McGuinness

Vice President of Finance and CFO

Mary E. Smith

Vice President of Administration and Secretary

Arturo Rivero

President, Minera Gold Reserve S.A. de C.V.

James H. Coleman

Non-Executive Chairman and Director

James P. Geyer

Director

Jean Charles (JC) Potvin

Director

Patrick D. McChesney

Director

Chris D. Mikkelsen

Director

Share Information

Number of Shareholders:
   Approximately 8,000

Common Shares Issued March 22, 2013

Class A common -     72,241,473

Equity Units -    500,236

Common Share
   Purchase Options - 6,723,188

Securities Listings

Canada - The TSX Venture Exchange:  GRZ.V

United States – OTC QB:  GDRZF

Transfer Agent

Computershare Trust Company, Inc.

Toronto, Ontario Canada

Providence, RI  USA

Registered Agent

Austring, Fendrick & Fairman

Whitehorse, Yukon Canada

Office

Corporate

926 W. Sprague Avenue, Suite 200

Spokane, WA  99201

Ph: (509) 623-1500

Fx: (509) 623-1634

Bankers

Bank of America

Spokane, Washington USA

Bank of Montreal

Vancouver, British Columbia Canada

Auditors

PricewaterhouseCoopers LLP

Vancouver, British Columbia Canada

Counsel

Baker & McKenzie LLP

Houston, Texas USA

Caracas,Venezuela

Norton Rose Fulbright

Toronto, Ontario Canada

White & Case LLP

Washington, D.C. USA

Annual Meeting

The 2013 Annual Meeting will be held at 9:30 a.m. on June 11, 2013

The Spokane Club,
1002 W. Riverside
Spokane, Washington

Additional information regarding the company may be obtained at www.GoldReserveInc.com